Exhibit 99.1




                             ARACRUZ CELULOSE S.A.
                             REPORT OF INDEPENDENT
                             ACCOUNTANTS ON THE LIMITED
                             REVIEW OF QUARTERLY INFORMATION
                             - ITR MARCH 31, 2004

FEDERAL PUBLIC SERVICE                                    Corporate Legistration
CVM - SECURITIES COMMISSION                                  Period - 03/31/2004
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS


01.01 -  IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02  - Name of  Society              03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A                42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------

01.02 - ADDRESS OF HEAD OFFICES
---------------------------------------------------------------------------------------------------------------------------
01 - Complete Address                                                 02-District                    03 - Zip Code (CEP)
     Caminho Barra do Riacho, s/n(0) - km 25                          Barra do Riacho                29.197-000
---------------------------------------------------------------------------------------------------------------------------
04 - City                                                               05 - State
     Aracruz                                                                 Espirito Santo
---------------------------------------------------------------------------------------------------------------------------
06 - Area Code                  07 - Telephone           08 - Telephone          09 - Telephone      10  - Telex
      027                            3270-2442                --                      --                   --
---------------------------------------------------------------------------------------------------------------------------
11 - Area Code                  12 - FAX NO.             13 - FAX NO.            14 - FAX NO.
      027                            3270-2590                --                      --
---------------------------------------------------------------------------------------------------------------------------
15 - E-MAIL
     mbl@aracruz.com.br
---------------------------------------------------------------------------------------------------------------------------
01.03 - DIRECTOR OF MARKET RELATIONS (Business address)
---------------------------------------------------------------------------------------------------------------------------
01  - NAME
Isac Roffe Zagury
---------------------------------------------------------------------------------------------------------------------------
02 - Complete Address                                                                                03 - District
 Rua Lauro Muller, 116 - 40th Floor                                                                       Botafogo
---------------------------------------------------------------------------------------------------------------------------
04 - Zip Code (CEP)                                      05 - City                                   06 - State
      22.290-160                                           Rio de Janeiro                                 Rio de Janeiro
---------------------------------------------------------------------------------------------------------------------------
07 - Area Code                  08 - Telephone           09 - Telephone          10  Telephone       11 - Telex
      021                            3820-8160                3820-8139               --                   --
---------------------------------------------------------------------------------------------------------------------------
12 - Area Code                  13 - FAX NO              14 - FAX NO             15 - FAX NO
     021                             2541-7947                3820-8202               --
---------------------------------------------------------------------------------------------------------------------------
16 - E-MAILL
     iz@aracruz.com.br
---------------------------------------------------------------------------------------------------------------------------
01.04 - ACCOUNTANT /  REFERENCE
----------------------------- --------------------------------------- -----------------------------------------------------
      current fiscal year                  CURRENT QUARTER                         PREVIOUS QUARTER
----------------------------- --------------------------------------- -----------------------------------------------------

   1 - BEGINNING   2 - ENDING  3 - NUMBER  4 - BEGINNING   5 - ENDING  6 - NUMBER  7 - BEGINNING   9 - ENDING
    01/01/2004      12/31/2004      1       01/01/2004     03/31/2004       4       10/01/2003     12/31/2003
---------------- ------------ ---------- -------------- ------------- ---------- -------------- -------------
9 - NAME / ACCOUNTANT CORPORATE NAME                                  10 -  CVM Code
    Deloitte Touche Tohmatsu Auditores Independentes                         00385-9
--------------------------------------------------------------------- -----------------------------------------------------
11 - NAME OF THE TECHNICAL RESPONSIBLE                                12 - CPF  n(0)
     Celso de Almeida Moraes                                          680.686.898-34
--------------------------------------------------------------------- -----------------------------------------------------

01.05 - CURRENT BREAKDOWN OF PAID-IN CAPITAL, NET OF TREASURY STOCK

------------------------ ------------------------- -------------------------- -------------------------------
   NUMBER OF SHARES        1 - CURRENT QUARTER       2 - PREVIOUS QUARTER     3 -QUARTER PREVIOUS  YEAR
     (Thousands)               03/31/2004                 12/31/2003                   03/31/2003
------------------------ ------------------------- -------------------------- -------------------------------
PAID-IN CAPITAL
-------------------------------------------------------------------------------------------------------------
   1 - COMMON                            455,391                    455,391                         455,391
------------------------ ------------------------- -------------------------- -------------------------------
   2 -PREFERRED                          577,163                    577,163                         577,163
------------------------ ------------------------- -------------------------- -------------------------------
   3 - TOTAL                           1,032,554                  1,032,554                       1,032,554
------------------------ ------------------------- -------------------------- -------------------------------
IN TREASURY
-------------------------------------------------------------------------------------------------------------
   4 - COMMON                                483                        483                             483
------------------------ ------------------------- -------------------------- -------------------------------
   5 -PREFERRED                            1,378                      1,378                           1,374
------------------------ ------------------------- -------------------------- -------------------------------
   6 - TOTAL                               1,861                      1,861                           1,857
------------------------ ------------------------- -------------------------- -------------------------------

FEDERAL PUBLIC SERVICE                                    Corporate Legistration
CVM - SECURITIES COMMISSION                                  Period - 03/31/2004
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS


01.01 -  IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02  - Name of  Society              03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A                42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
01.06 - SOCIETY  CHARACTERISTICS
------------------------------------------------------------------------------------------------------------------

1 - TYPE OF SOCIETY
    COMMERCIAL,  INDUSTRIAL  &  OTHER  TYPES  OF   BUSINESS
------------------------------------------------------------------------------------------------------------------
2 - SITUATION
    IN OPERATION
------------------------------------------------------------------------------------------------------------------
3 - ACTIVITY   CODE
    1160100 - PAPER AND PULP INDUSTRY
------------------------------------------------------------------------------------------------------------------
4 - ACTIVITY OF THE  SOCIETY
    Production of Bleached  Eucalyptus Pulp
------------------------------------------------------------------------------------------------------------------
5 - TYPE OF CONSOLIDATED
    TOTAL
------------------------------------------------------------------------------------------------------------------
6 - AUDITORS'REPORT TYPE
    EX-EXCEPTION
------------------------------------------------------------------------------------------------------------------

01.07 - SUBSIDIARIES EXCLUDED FROM CONSOLIDATED STATEMENTS
------------ ----------------------------------- -----------------------------------------------------------------
 01 - ITEM   02 - TAXPAYER NO.                   03 - NAME
------------ ----------------------------------- -----------------------------------------------------------------

01.08 - DIVIDENDS APPROVED/PAID DURING AND AFTER CURRENT QUARTER
----------- --------- ----------------- ------------ ------------------ ---------------- -------------------------

1 - ITEM    2 - EVENT 3 - DATE  OF      4 -  TYPE    5 - PAYMENT BEGAIN 6 - STOCK TYPE      7 - STOCK OF VALUE
                      APPROVAL
----------- --------- ----------------- ------------ ------------------ ---------------- -------------------------

01.09 - SUBSCRIbed SOCIAL CAPITAL AND changes in social caPital during the period
------------------------------------------------------------------------------------------------------------------
1 - ITEM 2 - DATE OF    3 - VALUE OF       4 - VALUE OF THE         5 - ORIGIN OF    7 -  AMOUNT OF    8 - PRICE
             CHANGE         THE                ALTERATION               THE               EMITTED        OF THE
                            SOCIAL            (REAL THOUSAND)           ALTERATION        ACTIONS      ACTION  IN
                            CAPITAL                                                       (THOUSAND)   THE
                           (REAL THOUSAND)                                                             EMISSION
                                                                                                        (REAL)
------------------------------------------------------------------------------------------------------------------

01.10 - DIRECTOR OF MARKET RELATIONS
------------------------------------------------------- -----------------------------------------------------------
01  - DATE                                              02 - SIGNATURE
      04/07/2004                                        /s/ Isac Roffe Zagury


FEDERAL PUBLIC SERVICE                                    Corporate Legistration
CVM - SECURITIES COMMISSION                                  Period - 03/31/2004
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS


01.01 -  IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02  - Name of  Society              03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A                42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------

02.01 - BALANCE SHEET - ASSETS - THOUSAND OF R$
---------------------------------------------------------------------------------------------------------------------------
1 - CODE      2 - DESCRIPTION                                             3 - DATE - 03/31/2004   4 - DATE - 12/31/2003
--------------------------------------------------------------------------------------------------------------------------
1             TOTAL ASSETS                                                              7,918,904               7,905,897
--------------------------------------------------------------------------------------------------------------------------
1.1           CURRENT ASSETS                                                            1,458,434               1,490,449
--------------------------------------------------------------------------------------------------------------------------
1.1.1         CASH AND CASH EQUIVALENTS                                                     3,915                   3,809
--------------------------------------------------------------------------------------------------------------------------
1.1.2         CREDITS                                                                     414,048                 524,984
--------------------------------------------------------------------------------------------------------------------------
1.1.2.1       ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP                                   319,148                 471,061
--------------------------------------------------------------------------------------------------------------------------
1.1.2.2       ACCOUNTS RECEIVABLE FROM CUSTOMERS - PAPER                                   24,254                       0
--------------------------------------------------------------------------------------------------------------------------
1.1.2.3       ACCOUNTS RECEIVABLE FROM CUSTOMERS - OTHERS                                   3,082                   1,636
--------------------------------------------------------------------------------------------------------------------------
1.1.2.4       EMPLOYEES                                                                     3,860                   3,811
--------------------------------------------------------------------------------------------------------------------------
1.1.2.5       SUPPLIERS                                                                     8,760                   2,621
--------------------------------------------------------------------------------------------------------------------------
1.1.2.6       SUBSIDIARIES                                                                      3                       3
--------------------------------------------------------------------------------------------------------------------------
1.1.2.7       TAXES                                                                        45,123                  37,268
--------------------------------------------------------------------------------------------------------------------------
1.1.2.8       OTHERS                                                                        9,818                   8,584
--------------------------------------------------------------------------------------------------------------------------
1.1.3         INVENTORIES                                                                 183,339                 135,228
--------------------------------------------------------------------------------------------------------------------------
1.1.3.1       SUPPLIES                                                                     74,109                  59,184
--------------------------------------------------------------------------------------------------------------------------
1.1.3.2       RAW MATERIALS                                                                50,363                  45,328
--------------------------------------------------------------------------------------------------------------------------
1.1.3.3       FINISHED GOODS                                                               55,294                  27,373
--------------------------------------------------------------------------------------------------------------------------
1.1.3.4       PRODUCTSD IN PROCESS                                                          3,227                   3,131
--------------------------------------------------------------------------------------------------------------------------
1.1.3.5       OTHERS                                                                          346                     212
--------------------------------------------------------------------------------------------------------------------------
1.1.4         OTHERS                                                                      857,132                 826,428
--------------------------------------------------------------------------------------------------------------------------
1.1.4.1       DEBT SECURITIES                                                             850,131                 826,286
--------------------------------------------------------------------------------------------------------------------------
1.1.4.2       FIXED ASSETS AVAILABLE FOR SALE                                                   0                       0
--------------------------------------------------------------------------------------------------------------------------
1.1.4.3       PREPAID EXPENSES                                                              6,991                     132
--------------------------------------------------------------------------------------------------------------------------
1.1.4.4       OTHERS                                                                           10                      10
--------------------------------------------------------------------------------------------------------------------------
1.2           LONG-TERM ASSETS                                                            164,712                 144,287
--------------------------------------------------------------------------------------------------------------------------
1.2.1         CREDITS                                                                     118,190                 101,717
--------------------------------------------------------------------------------------------------------------------------
1.2.1.1       ACCOUNTS RECEIVABLE FROM CUSTOMERS                                                0                       0
--------------------------------------------------------------------------------------------------------------------------
1.2.1.2       SUPPLIERS                                                                    97,074                  88,944
--------------------------------------------------------------------------------------------------------------------------
1.2.1.3       TAXES                                                                         9,675                       0
--------------------------------------------------------------------------------------------------------------------------
1.2.1.4       OTHERS                                                                       11,441                  12,773
--------------------------------------------------------------------------------------------------------------------------
1.2.2         ACCOUNTS RECEIVABLE - RELATED PARTIES                                         2,133                     534
--------------------------------------------------------------------------------------------------------------------------
1.2.2.1       FROM AFFILIATES                                                                   0                       0
--------------------------------------------------------------------------------------------------------------------------
1.2.2.2       FROM SUBSIDIARIES                                                             2,133                     534
--------------------------------------------------------------------------------------------------------------------------
1.2.2.3       OTHERS                                                                            0                       0
--------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
02.01 - BALANCE SHEET - ASSETS - THOUSAND OF R$
-------------------------------------------------------------------------------------------------------------------

FEDERAL PUBLIC SERVICE                                    Corporate Legistration
CVM - SECURITIES COMMISSION                                  Period - 03/31/2004
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS


01.01 -  IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02  - Name of  Society              03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A                42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------

1 - CODE        2 - DESCRIPTION                                     3 - DATE - 03/31/2004   4 - DATE - 12/31/2003
-------------------------------------------------------------------------------------------------------------------
1.2.3           OTHERS                                                               44,389                 42,036
-------------------------------------------------------------------------------------------------------------------
1.2.3.1         DEBT SECURITIES                                                           0                      0
-------------------------------------------------------------------------------------------------------------------
1.2.3.2         ESCROW DEPOSITS                                                      42,822                 40,469
-------------------------------------------------------------------------------------------------------------------
1.2.3.3         OTHERS                                                                1,567                  1,567
-------------------------------------------------------------------------------------------------------------------
1.3             FIXED ASSETS                                                      6,295,758              6,271,161
-------------------------------------------------------------------------------------------------------------------
1.3.1           INVESTMENTS                                                       1,299,136              2,742,707
-------------------------------------------------------------------------------------------------------------------
1.3.1.1         IN AFFILIATES                                                             0                      0
-------------------------------------------------------------------------------------------------------------------
1.3.1.2         IN SUBSIDIARIES                                                   1,298,742              2,742,437
-------------------------------------------------------------------------------------------------------------------
1.3.1.3         OTHER COMPANIES                                                         394                    270
-------------------------------------------------------------------------------------------------------------------
1.3.2           PROPERTY, PLANT AND EQUIPMENT                                     4,437,001              3,516,928
-------------------------------------------------------------------------------------------------------------------
1.3.2.1         LAND                                                                573,670                480,190
-------------------------------------------------------------------------------------------------------------------
1.3.2.2         BUILDINGS                                                           484,832                411,334
-------------------------------------------------------------------------------------------------------------------
1.3.2.3         MACHINERY AND EQUIPMENT                                           2,615,824              2,027,587
-------------------------------------------------------------------------------------------------------------------
1.3.2.4         FORESTS                                                             593,145                525,683
-------------------------------------------------------------------------------------------------------------------
1.3.2.5         DATA PROCESSING EQUIPMENTS                                           28,937                 19,066
-------------------------------------------------------------------------------------------------------------------
1.3.2.6         CONSTRUCTION IN PROGRESS                                            140,593                 53,068
-------------------------------------------------------------------------------------------------------------------
1.3.3           DEFERRED CHARGES                                                    559,621                 11,526
-------------------------------------------------------------------------------------------------------------------
1.3.3.1         INDUSTRIAL                                                           10,778                 11,422
-------------------------------------------------------------------------------------------------------------------
1.3.3.2         FORESTS                                                                   0                      0
-------------------------------------------------------------------------------------------------------------------
1.3.3.3         ADMINISTRATIVE                                                            0                      0
-------------------------------------------------------------------------------------------------------------------
1.3.3.4         GOODWILL ARISING ON INCORPORATION OF ENTITY                         548,811                      0
-------------------------------------------------------------------------------------------------------------------
1.3.3.5         OTHERS                                                                   32                    104
-------------------------------------------------------------------------------------------------------------------

FEDERAL PUBLIC SERVICE                                    Corporate Legistration
CVM - SECURITIES COMMISSION                                  Period - 03/31/2004
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS


01.01 -  IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02  - Name of  Society              03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A                42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
-------------------------------------------------------------------------------------------------------------------
2.02 - BALANCE SHEET - LIABILITIES - THOUSAND OF R$
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

1 - CODE        2 - DESCRIPTION                                     3 - DATE - 03/31/2004   4 - DATE - 12/31/2003
-------------------------------------------------------------------------------------------------------------------
2               TOTAL LIABILITIES                                                 7,918,904              7,905,897
-------------------------------------------------------------------------------------------------------------------
2.1             CURRENT LIABILITIES                                               1,372,853              1,850,041
-------------------------------------------------------------------------------------------------------------------
2.1.1           LOANS AND FINANCING                                                 416,222                893,661
-------------------------------------------------------------------------------------------------------------------
2.1.2           DEBENTURES                                                                0                      0
------------------------------------------------------------------------------------------------------------------
2.1.3           SUPPLIERS                                                           162,140                173,687
------------------------------------------------------------------------------------------------------------------
2.1.4           TAXES                                                                39,064                 44,325
------------------------------------------------------------------------------------------------------------------
2.1.5           DIVIDENDS PAYABLE                                                     1,470                  1,471
------------------------------------------------------------------------------------------------------------------
2.1.6           PROVISIONS                                                           19,912                 25,630
------------------------------------------------------------------------------------------------------------------
2.1.6.1         VACATION AND 13rd  SALARY                                            15,632                 12,067
------------------------------------------------------------------------------------------------------------------
2.1.6.2         PROFIT SHARING                                                        4,280                 13,563
------------------------------------------------------------------------------------------------------------------
2.1.7           LOANS FROM RELATED PARTIES                                          358,559                351,147
------------------------------------------------------------------------------------------------------------------
2.1.7.1         ADVANCES FROM SUBSIDIAIES                                           357,706                350,528
------------------------------------------------------------------------------------------------------------------
2.1.7.2         OTHERS                                                                    0                      0
------------------------------------------------------------------------------------------------------------------
2.1.7.3         OTHER DEBTS TO SUBSIDIARIES                                             853                    619
------------------------------------------------------------------------------------------------------------------
2.1.8           OTHERS                                                              375,486                360,120
------------------------------------------------------------------------------------------------------------------
2.1.8.1         OTHERS                                                               15,486                    120
------------------------------------------------------------------------------------------------------------------
2.1.8.2         PROPOSED DIVIDENDS                                                  360,000                360,000
------------------------------------------------------------------------------------------------------------------
2.2             LONG-TERM LIABILITIES                                             3,588,114              3,243,797
------------------------------------------------------------------------------------------------------------------
2.2.1           LOANS AND FINANCING                                               1,401,414              1,071,706
------------------------------------------------------------------------------------------------------------------
2.2.2           DEBENTURES                                                                0                      0
------------------------------------------------------------------------------------------------------------------
2.2.3           PROVISION                                                           358,177                325,665
------------------------------------------------------------------------------------------------------------------
2.2.3.1         LABOR CONTINGENCIES                                                  30,317                 17,278
------------------------------------------------------------------------------------------------------------------
2.2.3.2         TAX CONTINGENCIES                                                   255,854                234,269
------------------------------------------------------------------------------------------------------------------
2.2.3.3         OTHERS                                                               72,006                 74,118
------------------------------------------------------------------------------------------------------------------
2.2.4           LOANS FROM RELATED PARTIES                                        1,720,922              1,733,520
------------------------------------------------------------------------------------------------------------------
2.2.4.1         ADVANCES FROM SUBSIDIARIES                                        1,720,922              1,733,520
------------------------------------------------------------------------------------------------------------------
2.2.5           OTHERS                                                              107,601                112,906
-------------------------------------------------------------------------------------------------------------------
2.2.5.01        SUPPLIERS                                                            40,923                 43,979
-------------------------------------------------------------------------------------------------------------------
2.2.5.02        OTHERS                                                               66,678                 68,927
------------------------------------------------------------------------------------------------------------------

FEDERAL PUBLIC SERVICE                                    Corporate Legistration
CVM - SECURITIES COMMISSION                                  Period - 03/31/2004
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS


01.01 -  IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02  - Name of  Society              03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A                42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------

-------------------------------------------------------------------------------------------------------------------
02.02 - BALANCE SHEET - LIABILITIES - THOUSAND OF R$
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

1 - CODE        2 - DESCRIPTION                                     3 - DATE - 03/31/2004   4 - DATE - 12/31/2003
-------------------------------------------------------------------------------------------------------------------
2.5             STOCKHOLDER'S EQUITY                                              2,957,937              2,812,059
-------------------------------------------------------------------------------------------------------------------
2.5.1           PAID-IN CAPITAL                                                   1,854,507              1,854,507
-------------------------------------------------------------------------------------------------------------------
2.5.1.1         COMMON STOCK                                                        783,599                783,599
-------------------------------------------------------------------------------------------------------------------
2.5.1.2         PREFERRED STOCK                                                   1,070,908              1,070,908
-------------------------------------------------------------------------------------------------------------------
2.5.2           CAPITAL RESERVES                                                    107,163                100,931
-------------------------------------------------------------------------------------------------------------------
2.5.3           REVALUATION RESERVE                                                       0                      0
-------------------------------------------------------------------------------------------------------------------
2.5.3.1         OWN ASSETS                                                                0                      0
-------------------------------------------------------------------------------------------------------------------
2.5.3.2         SUBSIDIARIES / AFFILIATES                                                 0                      0
-------------------------------------------------------------------------------------------------------------------
2.5.4           REVENUE RESERVES                                                    856,621                856,621
-------------------------------------------------------------------------------------------------------------------
2.5.4.1         LEGAL                                                               169,893                169,893
-------------------------------------------------------------------------------------------------------------------
2.5.4.2         STATUTORY                                                                 0                      0
-------------------------------------------------------------------------------------------------------------------
2.5.4.3         FOR CONTINGENCIES                                                         0                      0
-------------------------------------------------------------------------------------------------------------------
2.5.4.4         UNREALIZED INCOME                                                         0                      0
-------------------------------------------------------------------------------------------------------------------
2.5.4.5         FOR INVESTMENTS                                                     694,878                694,878
-------------------------------------------------------------------------------------------------------------------
2.5.4.6         SPECIAL FOR NON-DISTRIBUTED DIVIDENDS                                     0                      0
-------------------------------------------------------------------------------------------------------------------
2.5.4.7         OTHER UNREALIZED INCOME                                             (8,150)                (8,150)
-------------------------------------------------------------------------------------------------------------------
2.5.4.7.1       TREASURY STOCK                                                      (8,150)                (8,150)
-------------------------------------------------------------------------------------------------------------------
2.5.5           RETAINED EARNINGS                                                   139,646                      0
-------------------------------------------------------------------------------------------------------------------

FEDERAL PUBLIC SERVICE                                    Corporate Legistration
CVM - SECURITIES COMMISSION                                  Period - 03/31/2004
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS


01.01 -  IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02  - Name of  Society              03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A                42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------

------------------------------------------------------------------------------------------------------------------
03.01 - STATEMENT OF OPERATIONS - THOUSAND OF R$
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
1 - CODE    2 - DESCRIPTION                 3 - FROM : 01/01/2004   4 - FROM: 01/01/2004 5 - FROM : 01/01/2003 6 - FROM: 01/01/2003
                                                TO:  03/31/2004         TO : 03/31/2004      TO: 03/31/2003        TO :  03/31/2003
--------------------------------------------------------------------------------------------------------------------------------
3.1     GROSS SALES AND SERVICES  REVENUE                  602,431               602,431                668,134         668,134
--------------------------------------------------------------------------------------------------------------------------------
3.2     SALES TAXES AND OTHER DEDUCTIONS                   (6,576)               (6,576)                (2,977)          (2,977)
--------------------------------------------------------------------------------------------------------------------------------
3.3     NET SALES REVENUE                                  595,855               595,855                665,157         665,157
--------------------------------------------------------------------------------------------------------------------------------
3.4     COST OF GOODS SOLD                               (430,870)              (430,870)              (308,252)       (308,252)
--------------------------------------------------------------------------------------------------------------------------------
3.5     GROSS PROFIT                                       164,985               164,985                356,905         356,905
--------------------------------------------------------------------------------------------------------------------------------
3.6     OPERATING (EXPENSES) INCOME                          2,917                 2,917                102,375         102,375
--------------------------------------------------------------------------------------------------------------------------------
3.6.1   SELLING                                           (11,411)              (11,411)                (6,993)          (6,993)
--------------------------------------------------------------------------------------------------------------------------------
3.6.2   GENERAL AND ADMINISTRATIVE                        (18,964)              (18,964)               (13,533)         (13,533)
--------------------------------------------------------------------------------------------------------------------------------
3.6.3   FINANCIAL                                        (75,331)              (75,331)                149,233          149,233
--------------------------------------------------------------------------------------------------------------------------------
3.6.3.1 FINANCIAL INCOME                                   34,846                34,846                 59,505           59,505
--------------------------------------------------------------------------------------------------------------------------------
3.6.3.2  FINANCIAL EXPENSES                              (110,177)             (110,177)                 89,728          89,728
--------------------------------------------------------------------------------------------------------------------------------
3.6.4    OTHER OPERATING INCOME                              5,619                 5,619                  1,103           1,103
--------------------------------------------------------------------------------------------------------------------------------
3.6.5    OTHER OPERATING EXPENSES                         (28,465)              (28,465)               (18,494)         (18,494)
--------------------------------------------------------------------------------------------------------------------------------
3.6.6    EQUITY IN THE RESULTS OF  SUBSIDIARIES            131,469               131,469                (8,941)          (8,941)
--------------------------------------------------------------------------------------------------------------------------------
3.7      OPERATING INCOME (LOSS)                           167,902               167,902                459,280         459,280
--------------------------------------------------------------------------------------------------------------------------------
3.8      NON-OPERATING (EXPENSES)  INCOME                  (1,538)               (1,538)               (18,563)         (18,563)
--------------------------------------------------------------------------------------------------------------------------------
3.8.1    INCOME                                                 346                   346                    105            105
--------------------------------------------------------------------------------------------------------------------------------
3.8.2    EXPENSES                                           (1,884)               (1,884)               (18,668)        (18,668)
--------------------------------------------------------------------------------------------------------------------------------
3.9      INCOME(LOSS) BEFORE INCOME  TAXES
           AND MANAGEMENT REMUNERATION                      166,364               166,364                440,717        440,717
--------------------------------------------------------------------------------------------------------------------------------
3.10     INCOME TAX AND SOCIAL CONTRIBUTION                (24,606)              (24,606)              (121,078)       (121,078)
--------------------------------------------------------------------------------------------------------------------------------
3.11     DEFERRED INCOME TAX ES                             (2,112)               (2,112)               (13,972)         13,972)
--------------------------------------------------------------------------------------------------------------------------------
3.12     MANAGEMENT REMUNERATION AND STATUORY
         APPROPRIATIONS                                          -                     -                      -               -
--------------------------------------------------------------------------------------------------------------------------------
3.12.1   REMUNERATION                                             -                     -                      -              -
-------------------------------------------------------------------------------------------------------------------------------
3.12.2   APPROPRIATIONS                                           -                     -                      -              -
--------------------------------------------------------------------------------------------------------------------------------
3.15     NET INCOME (LOSS) FOR THE PERIOD                   139,646               139,646                305,667         305,667
--------------------------------------------------------------------------------------------------------------------------------
         CAPITAL STOCK-QUANTITY (THOUSANDS)               1,030,693             1,030,693              1,030,697      1,030,697
--------------------------------------------------------------------------------------------------------------------------------
         EARNINGS PER SHARE                                 0,13549               0,13549                0,29656        0,29656
--------------------------------------------------------------------------------------------------------------------------------
         LOSS PER SHARE                                          -                     -                      -              -
--------------------------------------------------------------------------------------------------------------------------------

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA                                   42.157.511/0001-61
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
(Convenience Translation into English from the original previously issued in Portuguese)

                                                           IN THOUSANDS OF REAIS


1    OPERATIONS

The Company, based in Aracruz, in the state of Espirito Santo, with unit of production in the state of Espirito Santo and Rio Grande do Sul, was founded in 1967 with the objective of producing and selling short-fiber wood pulp, obtained from eucalyptus timber extracted largely from the Company's own forests, with an installed production capacity of 2,400 thousand tons per annum.

The project to increase the production capacity of the Company, which started in January 2001, resulted in the construction of a third production unit (Plant C), with total accumulated investments (plants, land, forests and infrastructure) of approximately R$ 1,700 million until the end of December 2003. The new unit started its operation in May 2002 and reached its full capacity in November 2002. With the objective of providing the additional orders of wood arising from the South of the State of Bahia, in 2003 a ship terminal was constructed to transport wood by vessels in the city of Caravelas, Bahia.

The Company's operations are integrated with those of its subsidiaries, which operate in: (i) in the distribution of products on the international market (Aracruz Trading S.A., Aracruz Celulose (USA), Inc., Aracruz Trading Hungary
Ltd), (ii) port services (Portocel - Specialized Terminal of Barra of the Riacho S.A.), (iii) concession of lands for eucalyptus plantations (Mucuri Agroflorestal S.A), (iv) manufacturing solid wood products (Aracruz Produtos de Madeira S.A), (v) in financial operations (Ara Pulp - Comercio de Importacao e Exportacao, Unipessoal Ltda), and (vi) supply of wood for pulp production through its investment in affiliated company (Veracel Celulose S.A.).

Aracruz Celulose S.A. has 50% of the capital of Veracel Celulose S.A. and an agreement that includes a purchase contract for Aracruz Celulose S.A., to purchase up to 3,85 million cubic meters of wood from Veracel Celulose S.A. during the period from 2002 to 2004, which caused the start of operation of the forestry exploration activity in that subsidiary. Aracruz and Stora Enzo divulged their decision to construct the Veracel factory in May 2003. Construction has started on the plant, which will have an annual production capacity for cellulose of 900 thousand tons and is expected to be concluded in two years. The total investment will reach approximately US$ 1,25 billion, US$ 300 million of which has already been invested in forests and infrastructure, including roads and a specialized port. The plan for implementation of Veracel's eucalyptus tree forests in the state of Bahia will continue and will be expanded.

Aracruz Celulose S.A., and Bahia Sul Celulose S.A., jointly own assets acquired from Florestas Rio Doce S.A. (FRDSA), located in Sao Mateus, state of Espirito Santo. Such assets are comprised of approximately 40,000 hectares of land and eucalyptus forests in the amount of R$ 193,3 million, net of the assignment to the buyers of the rights of a preexisting wood supply agreement of R$ 49,5 million, with a combined net price of R$ 143,8 million. The Company recorded its activities in this operation as follows: R$ 96,7 million as accounts payable in short and long-term; and R$ 24,8 million in the heading "trade accounts receivable" in short and long-term. As a result of this operation, Aracruz and Bahia Sul started each to control half of the assets. Aracruz will pay the total net amount in 12 installments of which five have been already paid.

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA                                   42.157.511/0001-61
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

In 2003, Aracruz Celulose S.A., acquired control of Riocell S.A for the amount of R$ 1,635,055 thousand. A goodwill of R$ 839,305 thousand was recognized on this transaction. On January 07, 2004, Riocell S.A. was incorporated by Aracruz Celulose S.A. (See note 9).

Riocell, which is located in Guaiba State of Rio Grande do Sul, produces bleached eucalyptus cellulose and exports most of its production. Its current production capacity is 400,000 thousand tons of cellulose. The company's forestry operations include 33,000 thousand hectares of eucalyptus trees.


2    FINANCIAL DISCLOSURES AND SIGNIFICANT ACCOUNTING PRINCIPLES


The financial statements have been prepared in accordance with the accounting practices adopted in Brazil and procedures determined by Brazilian Securities Commission - CVM, of which the more significant are as follows:

a) Sales revenues arise from long-term agreements and, also, "spot" sales of pulp, being recognized upon transfer of the property to the purchaser. Other revenues, costs and expenses are calculated on the accrual basis.

b) Inventories are stated at the lower of market value (net realizable value) or replacement cost and the average cost of production or acquisition.

c) The other short and long-term assets are stated at the lower of cost value or at the realizable value, the lowest including, when applicable, interest earned.

d) Fixed assets are carried at cost restated by government indexes up to December 31, 1995, combined with the following: (i) valuation of investments in affiliated company and jointly-controlled company accounted for by the equity method, based on financial information as of March 31, 2004; (ii) depreciation on straight-line basis over the related assets' estimated useful lives; (iii) timber depletion computed on the cost of formation and maintenance of the forests and calculated on the unit-of-production basis, net of tree-development costs that benefit future harvests; (iv) goodwill of incorporated subsidiary reclassified to Deferred assets.

e) Short and long-term liabilities are stated at their known or estimated values, including accrued financial charges up to the date of report.

f) Preparation of the financial statements requires that management's use estimates and judgments related to the register and disclosure of assets and liabilities, including provisions necessary for losses on accounts receivable, provisions for losses in inventories, definition of useful lives of property, plant and equipment, amortization of pre-operating expenses and goodwill, provision for contingent liabilities and registration of income and expenses values. Actual results may vary from estimates.

g) The consolidated financial statements includes the following Subsidiaries, without any lag in the date of the presentation:

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA                                   42.157.511/0001-61
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                                                                  Share participation on
                                                                                        capital (%)
                                                                                  ------------------------
                                                                                  ------------------------
Aracruz Celulose S.A.                                                                        -
Aracruz Trading S.A.                                                                        100
Aracruz Trading Hungary Ltd                                                                 100
Aracruz Celulose (USA),Inc.                                                                 100
Portocel Terminal Especializado de Barra do Riacho S.A.                                     51
Mucuri Agroflorestal S.A.                                                                   100
Aracruz Produtos de Madeira S.A.                                                            100
Veracel Celulose S.A.                                                                       50
Riocell Trade Limited                                                                       100
Ara Pulp - Comercio de Importacao e Exportacao, Unipessoal  Ltda                            100

The consolidation procedures for the balance sheet and the statements of income reflect the aggregate of the balances of the assets, liabilities, income and expense accounts, together with the following eliminations: (i) interests in capital, reserves, and retained earnings or accumulated losses, and investments,
(ii) balances of current accounts and other asset and/or liability accounts maintained among the consolidated companies, (iii) the effects of significant transactions between these companies, and (iv) the minority participation on results and stockholders' equity are disclosed.

In accordance with Brazilian Securities Commission (CVM) Instruction 247/96, the Company proportionally consolidated its interest in Veracel Celulose S.A., since in accordance with the shareholder agreement control of Veracel Celulose S.A. is jointly shared.


h) In order to improve the information provided to the stock market, the Company is presenting, as additional information, the statement of cash flows as well as statement of value added.

    The Statement of Cash Flows was prepared in accordance with NPC-20, from Brazilian Institute of Accountants - IBRACON, considering the operations that have influence in cash and cash equivalents of the Company, except those securities with maturities over 90 days. This statement is divided among operating, investing and financing activities.

    The Statement of Value Added prepared by the Company presents the result of the operations of the generation point of view and distribution of wealth, where the four main beneficiaries of the wealth generated by the activities of the Company are: employees, government, capital of third and the own capital.

3  MARKETABLE SECURITIES


As of March 31,2004 and December 31, 2003, marketable securities are comprised of certificates of deposits denominated in United States dollars, placed with foreign prime financial institutions, through its subsidiary Aracruz Trading S.A and Aracruz Trading Hungary Ltd.


4  TIME DEPOSITS

Represent certificates of deposit with prime institutions in Brazil, indexed to "CDI", with daily liquidity.


5  CLIENTS - PULP


                                                                PARENT COMPANY                              CONSOLIDATED
                                        ---------------------------------------  ----------------------------------------

                                          MARCH 31, 2004     DECEMBER 31, 2003     MARCH 31, 2004      DECEMBER 31, 2003
                                        -----------------  --------------------  -----------------  ---------------------

Domestic sales                                    10,916                14,120             10,916                 21,332
Export sales
   Subsidiaries                                  307,032               456,735
   Others                                          1,200                   206            467,378                569,612
   Allowance for doubtful accounts                                                         (9,954 )               (9,120 )
                                        -----------------  --------------------  -----------------  ---------------------

                                                 319,148               471,061            468,340                581,824
                                        =================  ====================  =================  =====================


6  INVENTORIES


                                                          CONTROLLING COMPANY                                CONSOLIDATED
                                      ----------------------------------------  ------------------------------------------

                                        MARCH 31, 2004      DECEMBER 31, 2003      MARCH 31, 2004       DECEMBER 31, 2003
                                      -----------------  ---------------------  ------------------  ----------------------

Pulp - finished products
   At the plant                                 53,831                 27,373              53,831                  42,315
   Other locations (Abroad)                                                               174,038                 128,563
Pulp - work in process                           3,227                  3,130               3,227                   3,130
Wood                                                                                       14,131                  13,263
Paper                                            1,463                                      1,463                   1,069
Raw material                                    52,810                 45,328              55,929                  75,114
Maintenance supplies                            74,534                 59,608              77,068                  74,334
Provision for obsolescence /
    market value adjustment                     (2,871 )                 (424 )            (5,163 )                (5,621 )
Others                                             345                    213                 811                     569
                                      -----------------  ---------------------  ------------------  ----------------------
                                               183,339                135,228             375,335                 332,736
                                      =================  =====================  ==================  ======================


7 RELATED PARTIES


Transactions with related parties are stated at amounts, terms and financial charges contracted at market conditions and can be shown as follows:

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


--------------------------------------------------------------------------------
 00043-4 ARACRUZ CELULOSE SA                                  42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(a) SUBSIDIARIES
                                                                                                                   PARENT COMPANY
                                --------------------------------------------------------------------------------------------------
                                                                                 PORTOCEL
                                   ARACRUZ                                       TERMINAL        ARACRUZ
                                   TRADING    ARACRUZ    VERACEL   RIOCELL  ESPECIALIZADO       PRODUTOS                    TOTAL
                                                                                                          ------------------------
                                   HUNGARY    TRADING   CELULOSE     TRADE    DE BARRA DO     DE MADEIRA
                                      LTD.       S.A.       S.A.      S.A.    RIACHO S.A.           S.A.        2004         2003
                                -----------  --------- -------------------- --------------   ------------ -----------  -----------

BALANCE SHEET                                                                                                  MARCH     DECEMBER

Current assets                     180,196    95,164                31,672              3              8      307,043      456,741
Long-term assets                                                                      315          1,818        2,133          534
Current liabilities               354,622                            3,085            705            147      358,559      369,332
Long-term liabilities           1,720,922                                                                   1,720,922    1,733,520

                                                                                                                 2004        2003
                                                                                                          -----------  -----------
TRANSACTIONS IN THE QUARTER                                                                                     MARCH       MARCH
                                                                                                          -----------  -----------

Sales revenue                      180,143   349,565                33,424                            67      563,199     653,794
Payments of port services                                                           3,008                     3,008         2,114
Purchase of wood and splinter                             53,765                                             53,765        29,611
Monetary and exchange
Variation, net                      26,788    23,458                (1,359 )                                 48,887        (41,941)




(b)   STOCKHOLDERS AND AFFILIATED COMPANIES

                                                                                                                     CONSOLIDATED
                                          ----------------------------------------------------------------------------------------
                                                  STOCKHOLDERS               AFILIATED COMPANY
                                          ---------------------  ------------------------------

                                                 BNDES - BANCO
                                                   NACIONAL DE             JAMES          CIA.                              TOTAL
                                                                                                  --------------------------------
                                               DESENVOLVIMENTO             RIVER     NAVEGACAO
                                            ECONOMICO E SOCIAL       CORPORATION        NORSUL              2004             2003
                                          ---------------------  ----------------  ------------   ---------------  ---------------

BALANCE SHEET                                                                                              MARCH         DECEMBER
                                                                                                  ---------------  ---------------
Current assets                                                                             650               650            9,170
Current liabilities                                    159,193                                           159,193          177,062
Long-term liabilities                                  700,276                                           700,276          644,005

                                                                                                            2004             2003
                                                                                                  ---------------  ---------------
TRANSACTIONS IN THE QUARTER                                                                                MARCH            MARCH
                                                                                                  ---------------  ---------------
Sales revenue                                                                                                              22,329
Monetary and exchange Variation, net                    24,169                                            24,169           16,251
Freight expenses                                                                         7,859             7,859            8,519


FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


--------------------------------------------------------------------------------
 00043-4 ARACRUZ CELULOSE SA                                  42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

8    RECOVERABLE TAXES

  (a) TAX CREDITS

                                                                       PARENT COMPANY                             CONSOLIDATED
                                               ---------------------------------------  ---------------------------------------
                                                 MARCH 31, 2004     DECEMBER 31, 2003     MARCH 31, 2004      DECEMBER 31, 2003
                                               -----------------  --------------------  -----------------  ---------------------
DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION
Tax losses                                                                                          2,067                  2,877
Timing differences (a)                                   (72,006)              (74,118)           (71,694)               (69,704)
Negative basis for social contribution on
   Earnings                                                                                           819                  1,112
 INCOME TAX TO BE RECOVERED OR OFFSET
Income tax and social contribution on
   earnings - estimate                                                                                                    11,885

Withholding income tax on securities                       8,524                17,029             12,125                 21,214
Income tax on securities - not withheld                       39                    16                121                    109

VALUE-ADDED TAX ON SALES AND SERVICES
  - ICMS (b)                                             293,171               265,835            296,150                278,695
 Valuation allowance of ICMS                            (282,451)             (265,835)          (282,451)              (265,835)
OUTROS OTHERS                                             35,515                20,223             70,236                 58,986
                                               -----------------  --------------------  -----------------  ---------------------
                                                         (17,208)              (36,850)            27,373                 39,339
                                               =================  ====================  =================  =====================
Short term                                                45,123                37,268             86,274                100,505
                                               =================  ====================  =================  =====================
Long term assets (liabilities), net                      (62,331)              (74,118)           (58,901)               (61,166)
                                               =================  ====================  =================  =====================

(a) Timing differences are stated at net value.

(b) Since the promulgation of the Federal Law no. 87, on September 13, 1996, the Company, in its unit of production in Espirito Santo, has been accumulating ICMS (state sales tax) credits, resulting from its predominantly exporter activity. The Company has the legal right, not contested by the state authorities, to claim those credits against the Espirito Santo State. However, in the view of the financial difficulties of the state, the Company does not foresee a short-term solution to these credits Based on these facts, the Company decided, in 2002, to record a provision for losses of 100% of the ICMS credit balances, referred to the Espirito Santo State's unit, registered on the accounting books, as well as to make similar provisions related to any future credit to be accumulated.

     In September 2002, the Company filed a lawsuit against Espirito Saint State, to have guaranteed the right of using the accumulated credits of current ICMS on acquisitions of goods used in the pulp production.

     The amount of R$ 10,720, not covered by the provision for loss, refers to ICMS credits of Rio Grande do Sul's state unit, which management has being offsetting normally.

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


--------------------------------------------------------------------------------
 00043-4 ARACRUZ CELULOSE SA                                  42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(b)  INCOME TAX AND SOCIAL CONTRIBUTION IN THE STATEMENT OF OPERATIONS RESULT
     FROM:

                                                                        PARENT COMPANY                               CONSOLIDATED
                                              -----------------------------------------  -----------------------------------------

                                                  MARCH 31, 2004     DECEMBER 31, 2003     MARCH 31, 2004       DECEMBER 31, 2003
                                              -------------------  --------------------  -----------------  ----------------------
NET INCOME TAX, SOCIAL
    CONTRIBUTION AND MINORITY INTEREST                    166,364               440,717            184,598                 466,585
                                              ===================  ====================  =================  ======================
Income tax and social contribution at
         enacted tax rate of 34%                           56,564               149,844             62,763                 158,639
ADJUSTMENTS TO DETERMINE EFFECTIVE TAX RATE
 Equity in results of subsidiaries -
          non-taxable (*)                                 (31,073)               16,457            (27,899)                 19,935
 Depreciation, amortization, depletion
          and disposals - Art. 2. Law 8200/91                 762                 1,156                762                   1,156
    Contributions and donations                               507                    63                507                      63
    Other permanent differences                               (42)                  172                (60)                    167
     Reversal of "Plano Verao" provision
     (Note 14(d))                                                               (32,642)                                   (32,642)
    Unrealized income                                                                                                         (463)
                                              -------------------  --------------------  -----------------  ----------------------

Income tax and social contribution                         26,718               135,050             36,073                 146,855
                                              ===================  ====================  =================  ======================

     Income tax and social contribution
          Current                                          24,606               121,078             28,434                 123,732
           Deferred                                         2,112                13,972              7,639                  23,123


(*) As a result of certain changes in the Brazilian tax legislation related to earnings from foreign subsidiaries taxation, introduced by Provisional Measure n(0) 2.158-34 of June 29, 2001, the Company recorded a provision of R$ 13.627 as of March 31, 2004 (December 31, 2003- R$ 3,728), regarding income taxes and social contribution. The tax credits are recorded and disclosed net of the corresponding provisions.

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


--------------------------------------------------------------------------------
 00043-4 ARACRUZ CELULOSE SA                                  42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


                                                                               PORTOCEL-        ARACRUZ
                                                         ARACRUZ    MUCURI     TERMINAL         PRODUTOS
                                             ARACRUZ     CELULOSE   AGRO-      ESPECIALIZADO    DE         VERACEL
                                             TRADING     (USA),     FLORESTAL  DE BARRA DO      MADEIRA    CELULOSE   RIOCELL
                                             S.A.        INC.       S.A.(I)    RIACHO S.A.      S.A.       S.A.(I)    S.A.(III)
                                             ----------  ---------- ---------- -------------    ---------- ---------- ----------
IN SUBSIDIARIES
Interest in voting capital - %                     100         100        100         51              100         50        100
                                             ==========  ========== ========== =============    ========== ========== ==========
At March 31, 2004
   Subscribed and paid-up capital                22,389         582     72,300      1,248          130,940    947,418
   Stockholders' equity                         499,808       7,879     70,175      1,673           63,301    930,653
   Net income (loss) for the quarter             39,589      (4,872)        --        107             (893)     3,174
                                             ==========  ========== ========== =============    ========== ========== ==========
Investment movement
   At the beginning of the quarter              457,149      12,666     70,175        799           64,194    421,127    858,235
   Capital paid-up                                                                                             42,612
   Increase in equity interest in
   subsidiary (iv)
   Incorporation of subsidiary                                                                                          (858,235)
   Reduction of capital in subsidiary
   Equity in the results of subsidiaries         42,658      (4,787)                   55             (893)     1,587
   (iv)
                                                499,807       7,879     70,175        854           63,301    465,325
ACQUISITION OF INVESTMENT GOODWILL                                                                             50,305    989,972
REALIZATION OF GOODWILL                                                                                       (29,409)  (989,972)
                                             ==========  ========== ========== =============    ========== ========== ==========
                                                499,807       7,879     70,175        854           63,301    486,221         --
                                             ==========  ========== ========== =============    ========== ========== ==========



                                                                                   2004        2003
                                             --------------------------------------------------------
                                                                                  MARCH    DECEMBER
                                                                                  -------- ----------

                                                        ARACRUZ
                                             RIOCELL    TRADING    ARA-PUL
                                             TRADE      HUNGARY    UNIPESOAL
                                             S.A.       LTD.       LTD          TOTAL      TOTAL
                                             -------    -------    ---------    -----      -----
IN SUBSIDIARIES
Interest in voting capital - %                   100        100        100
                                             =======    =======    ========
At March 31, 2004
   Subscribed and paid-up capital             47,675         32         18
   Stockholders' equity                       82,548     86,951      1,006
   Net income (loss) for the quarter           4,338     87,002      1,023
                                             =======    =======     =======
Investment movement
   At the beginning of the quarter                                            1,884,345  1,345,586
   Capital paid-up                                                               42,612    301,971
   Increase in equity interest in                                                           10,746
   subsidiary (iv)
   Incorporation of subsidiary                77,688                           (780,547)
   Reduction of capital in subsidiary             --                                 --   (470,250)
                                             -------    ------      ------   ----------   ---------
   Equity in the results of subsidiaries (iv)  4,860     87,002        987      131,469   (100,458)
                                             -------    ------      ------    ---------   ---------
                                              82,548     86,951      1,006    1,277,846  1,884,345
ACQUISITION OF INVESTMENT GOODWILL                                            1,040,277    889,610
REALIZATION OF GOODWILL                                                                    (31,518)
                                             =======     ======     ======    =========  ==========
                                              82,548     86,951      1,006    1,298,742  2,742,437
                                             =======     ======     ======    =========  ==========
OTHER INVESTMENTS                                                                   394        270
                                                                              ---------  ----------
Total                                                                          1,299,136  2,742,707
                                                                              ---------- ----------



9        INVESTMENTS - PARENT COMPANY

(i) As described in Note 1, this subsidiary uses its land for the cultivation of eucalyptus forests.

(ii) The goodwill paid on the acquisition of Veracel Celulose S.A. was based on the market value of assets and on the estimates relating to future business profitability, being amortized, up to March 31, 2004, the amount of R$ 29,409, including goodwill amortization of R$ 16,803 relating to the installment of the purchase of 5% occurred in January 2003.

     Considering the capitalization plan of the jointly-controlled subsidiary Veracel Celulose S.A, up to March 31, 2004, capital was increased to R$ 336,923 (R$ 42,612 in the first quarter of 2004), used in the construction of Veracel plant unit, as described in Note 1, and it was purchased 5% of its capital, amounting to R$ 33,718, being calculated a goodwill of R$ 22,972.

     The amortization of goodwill based on the market value of assets occurs according to their realization, while the goodwill based on estimates of future profitability occurs based on the utilization of

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


--------------------------------------------------------------------------------
 00043-4 ARACRUZ CELULOSE SA                                  42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     eucalyptus cultivation areas, being, in such case, appropriated to the cost of Forest formation and recognized in income for the year upon the cutting period.

(iii)The goodwill determined on the acquisition of the investment in Riocell S.A., occurred on June 30, 2003, was based on the market value of assets and on management estimates of future profitability, being amortized, up to December 2003, the amount of R$ 3,967.

     As a result of the merger of Riocell into Aracruz Celulose S.A., the goodwill related to future profitability was transferred to deferred assets, and it is being amortized over 10 years, and the goodwill based on the market value of assets was allocated to fixed assets and is realized in accordance with the depreciation. In addition, Riocell Trade S.A. with the incorporation of Riocell, became a direct investment of Aracruz Celulose S.A. valued by the equity method.

(iv) The exchange result of the foreign investments is recorded in "Equity Results of subsidiaries".


10   FIXED ASSETS

                                                                                                         2004         2003
                                                                   -------------------------------------------  -----------
                                                                                                        MARCH     DECEMBER
                                                                   -------------------------------------------  -----------
                                                                                    ACCUMULATED
                                                  ANNUAL RATE OF                    DEPLETION /
                                                  DEPRECIATION-%          COST     DEPRECIATION           NET          NET
                                                -----------------  ------------  ---------------  ------------  -----------

PARENT COMPANY

 Land                                                                  573,670                        573,670      480,190
 Industrial and forestry equipment                        4 a 25     4,123,642        1,507,818     2,615,824    2,027,587
 Forests                                                     (*)       690,045           96,900       593,145      525,683
 Buildings and improvements                               4 e 10       912,851          428,019       484,832      411,334
 Data processing equipment                                    20        79,380           54,334        25,046       26,164
 Administrative and other  facilities                 4, 10 e 20       162,307           46,760       115,547       26,904
 Construction in progress                                               28,937                         28,937       19,066
                                                                   ------------  ---------------  ------------  -----------

 Total parent company                                                6,570,832        2,133,831     4,437,001    3,516,928
                                                                   ------------  ---------------  ------------  -----------

 SUBSIDIARIES AND INVESTMENT IN AFFILIATED
  COMPANY

 Land                                                                  129,475                        129,475      173,610
 Industrial and forestry equipment                        4 a 20        46,567           10,973        35,594      550,021
 Forests                                                     (*)       100,791           19,044        81,747      161,764
 Buildings and improvements                               4 e 10        43,107            5,420        37,687       64,793
 Equipment of  data processing                                20         3,661            1,656         2,005        2,953
 Administrative and other  facilities                 4, 10 e 20        27,410            2,634        24,776       27,858
 Advances for projects in progress                                     237,866                        237,866      149,872
 Construction in progress                                              127,540                        127,540       76,566
                                                                   ------------  ---------------  ------------  -----------

 Total consolidated                                                  7,287,249        2,173,558     5,113,691    4,724,365
                                                                   ============  ===============  ============  ===========

(*) Depleted in accordance with the criteria described in Note 2(d).

In connection with Riocell subsidiary's merger into in the parent company on January 07, 2004 (Note 1), fixed assets were added in the first quarter, net of depreciation, in the amount of R$959,900.

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


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 00043-4 ARACRUZ CELULOSE SA                                  42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
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Depletion and depreciation expenses in the three-month period ended on March 31,
2004 and 2003 were allocated as follows:


                                                                                   PARENT COMPANY AND CONSOLIDATED
                                                                ---------------------------------------------------
                                                                        1ST QUART. 2004            1ST QUART. 2003
                                                                ------------------------     ----------------------

Industrial and forestry costs                                                     90,304                     65,786
Operating expenses                                                                1,345                      1,195
                                                                ------------------------     ----------------------
PARENT COMPANY                                                                   91,649                     66,981

Industrial and forestry costs                                                     3,885                      3,427
Operating expenses                                                                  113                        151
                                                                ------------------------     ----------------------
CONSOLIDATED                                                                     95,647                     70,559
                                                                ========================     ======================



11   DEFERRED

                                                           AMORTIZATION (YEARS)                 2004                2003
                                                        ------------------------  -------------------  ------------------
PARENT COMPANY

Pre-operating expenses                                                       10               64,555              64,555
Administrative expenses and product development                          3 a 10               11,244              11,244
Improvements to forestry properties                                          10                1,330               1,330
Riocell Goodwill - Incorporation (Note 9)                                    10              548,811
                                                                                  -------------------  ------------------
                                                                                             625,940              77,129
Accumulated amortization                                                                     (66,319 )           (65,603 )
                                                                                  -------------------  ------------------
                                                                                             559,621              11,526
TOTAL PARENT COMPANY
                                                                                  -------------------  ------------------

SUBSIDIARIES AND JOINTLY-CONTROLLED

Forests                                                                                      100,311              94,774
Industrial                                                                   10                6,655               6,655
Others                                                                                         1,063               1,063
                                                                                  -------------------  ------------------

                                                                                             108,029             102,492
Accumulated amortization                                                                     (20,924 )           (18,873 )
                                                                                  -------------------  ------------------
                                                                                              87,105              83,619
                                                                                  -------------------  ------------------

TOTAL CONSOLIDATED                                                                           646,726              95,145
------------------
                                                                                  ===================  ==================

Amortization expenses in the three-months period ended March 31, 2004 and 2003 were allocated as follows:

                                                                                  1STQUART. 2004       1STQUART.2003
                                                                                  -------------------  ------------------
Industrial and forestry costs                                                                    645                 725
Operating expenses                                                                            14,144                  79
                                                                                  -------------------  ------------------

PARENT COMPANY                                                                                14,789                 804
                                                                                  -------------------  ------------------

Industrial costs                                                                               2,050               2,051
                                                                                  -------------------  ------------------
Operating expenses of subsidiaries
CONSOLIDATED                                                                                  16,839               2,855
                                                                                  ===================  ==================


FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


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 00043-4 ARACRUZ CELULOSE SA                                  42.157.511/0001-61
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04.01 - NOTES TO THE FINANCIAL STATEMENTS
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

12   LOANS AND FINANCING

                                                                                     PARENT COMPANY                   CONSOLIDATED
                                                                    --------------------------------   ----------------------------
                                                  ANNUAL RATE
                                                  OF INTEREST(%)     MARCH 31, 2004        DECEMBER       MARCH 31,   DECEMBER 31,
                                                                                           31, 2003            2004           2003
                                                  ----------------  ----------------   -------------   ------------- --------------

Local currency
  Loans indexed to TJLP                                7.8 a 10.0            583,420         612,225         724,964        669,055
  Loans indexed to "basket of currencies"
                                                    10.06 a 11.97            130,409         135,505         130,409        135,505
  Loans indexed to "others currencies"
                                                             8.75              3,366           3,297           3,366          3,297

Foreign currency (US dollars)
  Loans linked to securitization of
  export                                              5.98 e 7.05                                          1,889,098      1,888,023
     receivables
  Advances on export contract / Prepayment
                                                       1.5 a 4.33          1,050,252       1,150,800       1,050,252      1,151,399
   Other loans / financings                           1.26 a 7.08            50,189          63,540         223,905        235,332
                                                                    ----------------   -------------   ------------- --------------

                                                                           1,817,636       1,965,367       4,021,994      4,082,611



Current portion (including accrued interest)                                (416,222  )     (893,661  )     (713,570  )  (1,164,129)
                                                                    ----------------   -------------   ------------- --------------

Long-term maturities                                                       1,401,414       1,071,706       3,308,424      2,918,482
                                                                    ----------------   -------------   ------------- --------------

                                                                    ----------------   -------------   ------------- --------------

2005                                                                         153,666         148,454         338,023        370,227
2006                                                                         433,712         290,313         787,648        641,374
2007                                                                         509,808         436,722         873,062        784,787
2008 a 2014                                                                  304,228         196,217       1,309,691      1,122,094
                                                                    ----------------   -------------   ------------- --------------

                                                                           1,401,414       1,071,706       3,308,424      2,918,482
                                                                    ================   =============   ============= ==============


(a) LOANS WITH BNDES (STOCKHOLDER)

As of March 31, 2003, Aracruz Celulose S.A. (parent company) had outstanding loans in the amount of R$ 714,883 (2003 - R$ 760,628), mainly with its stockholder BNDES - National Bank for Economic and Social Development, subject to annual interest rates ranging from 2.33% and 10.41% per annual to be amortized in the period from 2004 to 2009.

The loans with BNDES have mortgages, at various degrees, for the plant, land and forests and with statutory lien for the machines and equipment, which were borrowed.

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


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 00043-4 ARACRUZ CELULOSE SA                                  42.157.511/0001-61
--------------------------------------------------------------------------------

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04.01 - NOTES TO THE FINANCIAL STATEMENTS
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(b) PRE-EXPORT FINANCING

As of March 31, 2004, the Company had open balances in the amount of R$ 987,441 (US$ 339,490) related to pre-export financing, with interest rates ranging from 1.67% to 4.33% and maturities among April, 2004 and March, 2008.

(c) ARACRUZ TRADING S.A.  AND ARACRUZ TRADING HUNGARY LTD. (SUBSIDIARIES)

Aracruz Trading S.A. obtained US$ 100 million in long-term financing guaranteed by future exports of Aracruz Celulose S.A.(Parent Company), paying annual interest rates of 2.72% and 2.74% with maturity among May and June of 2004 and can be repaid in advance. The amounts of US$ 37.5 million and US$ 25.0 million were repaid in advance in December 2002 and May 2003, respectively. At March 31, 2003, the balance of principal was US$ 37.5 million.


In February 2002, Aracruz Celulose S.A., through its subsidiary Aracruz Trading S.A., entered into an agreement with a special-purpose entity (SPE). This SPE received US$ 250 million through the issue of export securitization notes and these funds were advanced to Aracruz Trading S.A. In August 2003, the Company carried out a second issue of export securitization notes, amounting to US$ 400 million, under the same terms and conditions as those established in the securitization program of February 2002. These operation's resources were transferred to Aracruz Celulose S.A. as a prepayment of future pulps purchase. On the other hand, Aracruz Celulose S.A. securitized the debt raised for the sale to the SPE of 95 percent of its current and future receivables. In June 2003, this debt was reduced to 80 percent. In February 2004, the Aracruz Trading Hungary Ltd. was inserted in securitization program, in addition to Aracruz Trading S.A. Fund surpluses received related to contract requirements are transferred to Aracruz Trading S.A. and Aracruz Trding Hungary Ltd. on a monthly basis.


The table below summarizes the terms and conditions of both note issues, as established in the securitization program:


                                                                                                     Principal Balance R$
                                                                                   --------------------------------------
                        Original Credit               Annual
Issued                   US$ Thousands     Interest rate %         Due Date           March 31, 2004    December 31, 2004
--------------------  -------------------  -----------------  -------------------  -----------------  -------------------

February, 2002                    250,000              5.984  February, 2009                 715,603              722,300
August,  2003                     400,000              7.048  September, 2011              1,163,440            1,155,680
                      -------------------                                          -----------------  -------------------

                                  650,000                                                  1,879,043            1,877,980
                      ===================                                          =================  ===================

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


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 00043-4 ARACRUZ CELULOSE SA                                  42.157.511/0001-61
--------------------------------------------------------------------------------

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04.01 - NOTES TO THE FINANCIAL STATEMENTS
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13   FINANCIAL INSTRUMENTS
     (CVM INSTRUCTION N(0) 235/95)

(a) RISK MANAGEMENT


The Aracruz Group operates internationally and is exposed to market risks from changes in foreign exchange rates and interest rates.

The exposure of the Company to liabilities in US dollar does not represent risk from the economical and financial point of view, the future obligations of payments in local currency of the liabilities linked to the exchange are compensated by the operational income, as almost the totality of the sales is exported.

Also derivative financial instruments are used by the management of the Company to mitigate the exchange risks and of interest.


(b) MARKET VALUE

The estimated market values were determined using available market information and other appropriate valuation methodologies. Accordingly, the estimates presented herein are not necessarily indicative of amounts that the Company could realize in the market. The use of different market assumptions and / or estimation methodologies may have a material effect on the estimated market value amounts.

The estimated market values of the Company's financial instruments at March 31, 2004 can be summarized as follows:



                                                    PARENT COMPANY                    CONSOLIDATED
                                -----------------------------------  -----------------------------

                                     ACCOUNTING             MARKET       ACCOUNTING        MARKET
                                     ----------             ------       ----------        ------

ASSETS

Cash and cash equivalents                   509                509           64,854        64,854

Marketable Securities                     3,406              3,406          141,252       141,252

Debt Securities                         850,131            850,131          850,131       850,131

LIABILITIES

Short and long-term financing
  (interest included)                 1,817,636          1,817,636        4,021,994     4,060,942

Market values of financial assets and short and long-term financing were determined by using current interest rates for operations with similar conditions and maturities.

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


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 00043-4 ARACRUZ CELULOSE SA                                  42.157.511/0001-61
--------------------------------------------------------------------------------

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04.01 - NOTES TO THE FINANCIAL STATEMENTS
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(c) FINANCIAL DERIVATIVES

At March 31, 2004, the financial derivative position is represented by foreign exchange futures contracts (BM&F) with net notional amount of R$ 167,2 million (US$ 57,5 million), falling due on April 2004.


14   CONTINGENCIES


The Company's accounting records and operations are subject to assessment by tax authorities and possible notices related to further payments of taxes and contributions over different expiration dates in compliance with the applicable legislation.

The Aracruz Celulose S.A. group judicial situation includes labor, civil and tax suits. Management, based on the representation of external legal attorneys, understands that the appropriate directions and judicial steps made in each situation are enough to preserve the stockholders' equity of the Parent Company, without additional contingencies provision besides the amount recorded as of March 31, 2004. The principal judicial claims are as follows:


(a)      LABOR CLAIMS


The most significant labor claims are in respect of inflation indexes that, in the face of the existing of precedent established by Superior Labor Court, have not recognized the existence of acquired rights relating to these indexes.

In a suit claiming additional compensation for alleged hazardous conditions at the plant, the Labor Court of the municipality of Aracruz has partially agreed to the claims of the employees, as represented by their Union. The Company has appealed to superior instances.

At March 31, 2004, the Parent Company maintained provisions in the approximate amounts of R$ 30,100, to cover possible unfavorable decisions, as well as judicial deposits in the amount of R$ 12,900. (Consolidated R$ 31,258 of contingencies provisions and R$ 13,400 of legal deposits).


(b) NATIONAL INSTITUTE OF SOCIAL SECURITY - INSS

In March 1997, the Company received INSS assessments relating principally to accommodation allowances. The inspectors took the view that symbolic rentals are charged with the objective of reducing salary costs, thus constituting indirect salary benefits (remuneration in kind) and, consequently, underpayment of tax on the salaries in kind. The Company has filed a defense requesting the cancellation of these assessments.

At March 31, 2004, the Company's judicial deposits amounted to approximately R$ 17,000; however, based on the advice of its legal counsel, indicating the possibility of a favorable judgment in this case, no provision has been established for unfavorable decisions.

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


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 00043-4 ARACRUZ CELULOSE SA                                  42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
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(c) PIS/COFINS

The Company disagrees with the legitimacy of the debt and filed an injunction against the changes in the basis for calculation of PIS and COFINS as well as the majority of COFINS rate imposed by Law 9.718/98. A preliminary injunction was favorable to the Company on April 5, 1999. Due to court decisions unfavorable to other taxpayers in similar lawsuits, on August 29, 2003, the Company decided to withdraw part of claims filed, and chose to accede to the PAES - special payment in installments (R$ 59,471) - created by Law 10.684/2003, and maintained only the claims regarding foreign exchange differences. The remaining amount, related to the period February 1999-September 2003, amounts to approximately R$ 128,000, already adjusted to current price levels based on Brazil's base rate (SELIC), which is appropriately reflected in accounting under tax litigation - long-term receivable.


(d) INCOME TAX AND SOCIAL CONTRIBUTION RELATED TO THE "PLANO VERAO"


In December 1994, the Company filed an ordinary lawsuit to include in the determination of income tax and social contribution the IPC difference in January 1989 of 70.28%. The Federal Regional Court, 2nd Region (the "Tribunal") subsequently accepted the use of 42.72%. Beginning in the first quarter of 2002 with the substantial utilization of the Company's net operating losses in Brazil, the Company began computing income tax using the 42.72% deduction and has included a provision for contingencies of R$ 54,630.The Company obtained a final court ruling and, consequently, made a reversal of this provision, against income tax expense and financial expense in the amounts of R$ 32,642 and R$ 21,988 respectively.


(e)   ICMS

The Company received tax assessments in ICMS inspection process carried out by the fiscal authorities of Espirito Santo State, in the amount of R$ 68,3 million (Espirito Santo) and R$ 16,8 million (Bahia). Additionally, of the accumulated ICMS credit balance with Espirito Santo State amounting to R$ 85,9 million at May 31, 2001, R$ 63,7 million were approved. The remaining amount of R$ 22,2 million was considered undue.

Legal opinions expressed by renowned law firms specializing in tax legislation favor a successful outcome of this dispute and the Company, therefore, considers that the tax assessment notices will be cancelled. The establishment of a provision for losses is unnecessary in view of the highly probable successful outcome of this dispute, according to the management estimation.


(f)  SOCIAL CONTRIBUTION ON NET INCOME - NON-INCIDENCE ON THE EXPORTATION
     REVENUES

In September, 2002, the Company obtained a Court Order that gave it the right not to pay Social Contribution on profits generated by export sales from January 2002 as well as the right to recognize the amounts of tax credits previously compensated in this regard, adjusted by Brazil's base rate

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


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 00043-4 ARACRUZ CELULOSE SA                                  42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
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(SELIC), in the amount of R$ 98,900, which is being accrued as a liability until a final decision is reached.

(g) LAND DEMARCATION

The Company was involved in an administrative dispute concerning the enlargement of Indian reserves on Company land. In the first semester of 1998, the "Terms of Conduct Agreement" was signed, in the form and for the effects of the contents of paragraph 6 of Article 5 of Law No. 7.347/85, in which the Indian communities recognized as legitimate the Rulings from the Ministry of Justice Nos. 193, 194 and 195, all of March 6, 1998, which established the enlargement of their reserves by 2.571 hectares of land belonging to the Company. In addition, the Company also committing to give financial assistance to the Indians in social, agricultural, educational, housing and health projects, amounting to approximately R$ 13,500 (historical value), restated monthly based on the variation of the IGPM or IPC, or their substitutes, the larger prevailing. The total of this financial assistance should be paid out over a period of 20 years, conditioned on the compliance to certain clauses and conditions that determined obligations to the Indian Communities.

Should the Indigenous Communities default on their obligations, after being duly notified by MPF, the Company will be free from the obligations imposed by the "Terms of Conduct Agreement". In accordance with these terms, at March 31, 2004, the accumulated amount that the Company had donated to the Associations of the Indigenous Communities was of R$ 8,293 (R$ 6,577 up to December 31, 2003).


(h)      OTHER


The Company maintains, based on its legal counsel's opinion, a provision for fiscal contingencies in the total approximate amount of R$ 29,300. For those contingencies, the Company also maintains judicial deposit of approximately R$ 12,900.


15       TAX INCENTIVES


The Company is located in an area of ADENE (Agency for the Development of the Northeast Region). Decree 4213 dated April 16, 2002 considers that the paper and pulp industry is a priority for the regional development, therefore the Company is entitled to income tax rate reduction, plus additional non-refundable amounts determined through the profit on tax incentives.

The concession of this benefit was authorized by ADENE's decree and then recognized by the tax Federal Bureau in December, 2002, as follows:

(i) Profit related to the volume produced by plant C, up to the limit of 780 thousand ton/year over 10 years: 75% of reduction in the income tax rate as from 2003 to 2012.

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


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 00043-4 ARACRUZ CELULOSE SA                                  42.157.511/0001-61
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04.01 - NOTES TO THE FINANCIAL STATEMENTS
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(ii) Profit related to the volume produced by plants A and B, up to the limit of
1,300 ton/year over 10 years, in accordance with the following criteria: 37.5% of income tax rate reduction until 2003, 25% of income tax rate reduction as from 2004 to 2008, and 12.5% of income tax rate reduction as from 2009 to 2013.

 At March 31, 2004, this tax incentive benefit amounted to R$ 107,163, and was recorded in "Capital reserve", which can be used only to absorb losses of capital increase.

On January 09, 2004, the Company was notified by the Northeast development agency of its decision to cancel certain fiscal benefits, consisting of reduced income tax rates, to which the Company was entitled.

Based on the advice of external legal counsels, Company's management believes that such decision is not correct, as the most appropriate interpretation of the legislation would necessarily lead to the conclusion that the Company does operate within the geographical area of ADENE and, therefore, is entitled to the fiscal incentive. Based on the advice of external legal counsels, the Company understands that the revocation does not affect the benefits already recorded during the effective period of the authorization initially obtained on March 08, 2004.

The current Representative of the Northeast development agency annulled the cancellation act of the tax benefit previously notified, allowing the Company to exercise its constitutional right to defends its tax benefit. Therefore, on March 31, 2004 and December 31, 2003 and provision was set up related to the benefits recognized in the periods ended at that dates.

Convinced about its rights, the Company will seek all available legal instruments to revoke the decree, for the entire period of the tax benefit.


16  COMMITMENTS

Long-term contracts entered into between Aracruz Celulose S.A. and Canadianoxy Chemicals Holdings Ltd. In December 1999 and May 2002 for the supply of chemical products to Aracruz Celulose S.A include clauses for suspension and cancellation of these supply contracts in line with market practices (e.g. force majeure), as well as performance incentive clauses, such as sharing of productivity gains, preferred customer pricing, and "take or pay", in which the Parent Company assumes an obligation to acquire volumes of chemical products which are conservatively projected for the next six years beginning as of the date of the contract. Any balances of purchases that exceed quantities used in one year's production will be offset against purchases in following years.

Riocell S.A. (merged into Aracruz Celulose S.A.) on sales transactions of land and forest to third parts, offered guarantees to repurchase wood wastes up to December 31, 2014. The non usable portion of the wastes purchased up to March 31, 2004 generated a provision for inventory losses in the amount of R$ 2. Company management is looking for alternatives that will enhance the use of these wood wastes.

The Company entered into a loan agreement with Bahia Sul Celulose S.A. to obtain a loan of 1,900 thousand m(3) of eucalyptus wood, to be provided by the Parent Company up to December 31, 2004. The agreement establishes that the equivalent volume must be returned considering similar operating conditions between 2006 and 2008. Based on current costs of forest formation, at March 31, 2004, an amount of R$ 6,430 was recorded related to the volume already provided (R$ 3,708 on December 31, 2003).

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


--------------------------------------------------------------------------------
 00043-4 ARACRUZ CELULOSE SA                                  42.157.511/0001-61
--------------------------------------------------------------------------------

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04.01 - NOTES TO THE FINANCIAL STATEMENTS
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17   EMPLOYEE POST-RETIREMENT BENEFIT PLANS

ARUS (Aracruz Social security Pension Fund) is a pension fund closed entity, which acts under the form of a multisponsor fund, and without profitable purposes.

In September 1998, previously existent plan was replaced by another plan that adopts the defined contribution system for retirement (Arus Retirement Plan).


18  INSURANCE COVERAGE

In view of the nature of its activities, the Company has adopted the policy of contracting insurance coverage to meet its requirements, taking into account the classic differences in risks (manufacturing plant, forests and port). Based on systematic risk analyses, together with modern insurance techniques, the Company purchases insurance coverage in accordance with the maximum possible loss concept, which corresponds to the maximum amount subject to destruction in a single event.

At March 31, 2004, the Company's assets were insured against loss for a total amount of R$ 1,500,000 (2003 - R$ 1,100,000) (maximum indemnity per loss event).


19  STOCKHOLDERS' EQUITY

(a) CAPITAL

At March 31, 2004 and December 31, 2003, the Company had authorized capital of R$ 2,450,000 and subscribed and paid-up capital of R$ 1,854,507, represented by 1,032,554 thousand registered shares, with no par value, comprising 455,391 thousand common shares, 38,091 (December, 2003 - 38,137) thousand Class A preference shares and 539,072 (December, 2003 - 539,026) thousand Class B preference shares. The Class A stock may be converted to Class B stock at any time.

In accordance with the Company by-laws, preference shares do not have voting rights, but have priority on return of capital in the event of liquidation of the Company. Class A preference shares are assured of a minimum annual dividend proportionate to 6% of their share of capital. Class B preference shares are entitled to a dividend equivalent to that paid on the common shares, but without priority. However, in order to comply with Law 9.457 of May 5, 1997, management has proposed to pay Class B preference shareholders, as from 1997, a dividend 10% greater than that paid to the common shares.


(b) DIVIDENDS

The Company's By-laws assure stockholders a minimum annual dividend equivalent to 25% of the parent Company's net income, adjusted by any increases or decreases in the reserves, as defined by corporate legislation.

Based on the capacity of operational generation of the Company's cash flows, management proposes the payment of dividends amounting to R$ 360,000 thousand, equivalent to R$ 363.88 per lot of one-thousand Class A and B preferred shares and R$ 330.80 per lot of one-thousand common shares. These amounts are subject to approval by the next Ordinary General Stockholders' Meeting.

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


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 00043-4 ARACRUZ CELULOSE SA                                  42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
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(c) TREASURY STOCKS

At the Ordinary General Meeting held on July 29, 2002, management decided to cancel 45,365,593 preferred shares (35,301 class "A" shares and 45,330,292 class "B" shares), all held in treasury. Approval was also given to keep 483,114 ordinary shares in treasury with a view to maintaining the number of existing voting shares. The cancellation of shares did not result in a reduction of subscribed capital.

In a held on October 17, 2002, the Council of Administration of Aracruz Celulose S.A., in accordance with item XIV of art. 16 of its Social Statute and items 1st and 8th of Instruction CVM no. 10, 14.02.80, authorized the Management to negotiate with treasury stock issued by Company to the limit of, 1.115.933 common shares, 259.216 preferred shares class A and 43.197.491 preferred - class "B". The Company has for objective its subsequent cancellation, without reduction of the social capital.

On March 31, 2004, the Company held 483 thousand ordinary shares, 1,378 thousand Class B preferred shares in treasury stock (December, 2003 - 483 thousand ordinary shares and 1.378 thousand Class B preferred shares).

(d) RECONCILIATION OF SHAREHOLDERS' EQUITY AND RESULTS OF OPERATIONS - PARENT COMPANY AND CONSOLIDATED


                                                                                       2004           2003
                                                                              -------------   -------------
STOCKHOLDERS EQUITY                                                                  MARCH        DECEMBER
----------------------------------------------------------------------------  -------------   -------------

Stockholders Equity - Parent Company                                             2,957,937       2,812,059

Unrealized profits                                                                (121,394   )    (128,303   )
Unrealized shipping expense                                                         22,762          16,299

Income tax and social contribution over unrealized profits                          33,535          38,081
                                                                              -------------   -------------

Stockholders equity - Consolidated                                               2,892,840       2,738,136
                                                                              =============   =============


RESULTS OF PERIOD (JANUARY TO MARCH)                                                 2004            2003
----------------------------------------------------------------------------  -------------   -------------

                                                                                     MARCH           MARCH
                                                                              -------------   -------------
Net income  - Parent Company                                                       139,646         305,667

Unrealized shipping expense                                                          6,463          (3,292)

(Unrealized) profits                                                                 6,909          23,868

Income tax and social contribution over unrealized profits                          (4,546   )      (6,533   )
                                                                              -------------   -------------

Net income - Consolidated                                                          148,472         319,710
                                                                              =============   =============

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


--------------------------------------------------------------------------------
 00043-4 ARACRUZ CELULOSE SA                                  42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1   STATEMENT OF CASH FLOWS

                                                                           PARENT COMPANY                    CONSOLIDATED
                                                         ---------------------------------  ------------------------------
                                                                              1ST QUARTER                     1ST QUARTER
                                                         ---------------------------------  ------------------------------
                                                                   2004              2003            2004            2003
                                                         ---------------  ----------------  --------------  --------------
OPERATING ACTIVITIES

NET INCOME FOR THE QUARTER                                      139,646           305,667         148,472         319,710
  Adjustments to reconcile net income
    With cash flow provided by operating activities
     Depreciation, amortization and depletion                    106,438            67,785         112,485          73,412
    Equity in the results of subsidiaries                      (131,469 )           8,941
     Deferred Income tax and social contribution                 (2,112 )          13,972           7,639          23,123
     Exchange and monetary variations                            26,065          (137,802 )        27,802         (97,421 )
     Fiscal incentive - ADENE                                     6,232            35,841           6,232          35,841
     Provision for contingencies, net                            34,745            13,642          14,645          13,662
     Provision for losses in tax credits                         16,617            16,453          16,616          16,453
     Realization of goodwill                                      1,858            18,351           1,858          18,351
     Residual value of property, plant and
        equipment disposed of                                      (321 )             219            (309 )           213

DECREASE (INCREASE) IN ASSETS
     Debt securities                                             (23,845)          (70,885)        (23,845)        (70,885)
     Accounts receivable                                         115,060          (24,536 )       108,136         (29,443 )
     Inventories                                                (48,111 )         (23,787 )       (42,599 )        (9,759 )
    Taxes recoverable                                           (33,215 )         (35,275 )       (11,698 )       (35,704 )
    Others                                                      (10,898 )          (4,117 )        (7,537 )        (3,555 )

INCREASE (DECREASE) IN LIABILITIES
     Suppliers                                                   (15,407)              248         (52,127)           (469)
     Loans from related parties (includes interests)
                                                                (17,130 )           2,602
     Interest on loans and financings                             4,233            (6,953 )         5,001           7,223
     Income Tax and Social Contribution                          (9,006 )         115,401         (43,250 )       116,328
     Provisions for litigation and contingency                     (121 )         (54,883 )          (121 )       (54,883 )
     Others                                                       5,528            (9,220 )        (1,220 )        (8,519 )
                                                         ---------------  ----------------  --------------  --------------

CASH PROVIDED BY OPERATING ACTIVITIES                           164,787           231,664         266,180         313,678
                                                         ---------------  ----------------  --------------  --------------

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


--------------------------------------------------------------------------------
 00043-4 ARACRUZ CELULOSE SA                                  42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


                                                                        PARENT COMPANY                     CONSOLIDATED
                                                      ---------------------------------  -------------------------------
                                                                           1ST QUARTER                      1ST QUARTER
                                                      ---------------------------------  -------------------------------
                                                                2004              2003            2004             2003
                                                      ---------------  ----------------  --------------  ---------------
INVESTING ACTIVITIES

  Debt securities                                                             (593,440 )                       (593,440 )
  Additions to permanent assets
    Investments in subsidiaries                                50,522           (33,719)                         (22,972)
    Fixed assets                                             (49,126 )        (102,905 )      (209,841 )       (125,479 )
    Deferred                                                                                    (5,537 )        (10,402 )
    Proceeds received from sale of fixed assets                  346                98             346              103
                                                      ---------------  ----------------  --------------  ---------------

CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                1,742          (729,966 )      (215,032 )       (752,190 )
                                                      ---------------  ----------------  --------------  ---------------

  Loans and financings
    Additions                                                 681,416         1,339,139        737,946        1,356,793
    Repayments                                              (847,838 )        (844,099 )      (832,767 )       (846,900 )
   Cash dividends                                                 (1 )              (5 )            (1 )             (5 )
                                                      ---------------  ----------------  --------------  ---------------

CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES             (166,423 )         495,035         (94,822 )        509,888
                                                      ---------------  ----------------  --------------  ---------------

EFFECT OF CHANGES IN EXCHANGE RATES ON CASH AND
CASH EQUILAVENT                                                                                  1,293           (5,295 )
                                                      ---------------  ----------------  --------------  ---------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                                                 106            (3,267 )       (42,381 )         66,081
                                                      ---------------  ----------------  --------------  ---------------

Cash and cash equivalents, beginning of the year               3,809            14,033         248,487          102,337
                                                      ---------------  ----------------  --------------  ---------------

Cash and cash equivalents, end of the period                   3,915            10,766         206,106          168,418
                                                      ===============  ================  ==============  ===============

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


--------------------------------------------------------------------------------
 00043-4 ARACRUZ CELULOSE SA                                  42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


2 STATEMENT OF VALUE ADDED

                                                                        PARENT COMPANY                     CONSOLIDATED
                                                      ---------------------------------  -------------------------------
                                                                           1ST QUARTER                      1ST QUARTER
                                                      ---------------------------------  -------------------------------
                                                                2004              2003            2004             2003
                                                      ---------------  ----------------  --------------  ---------------

INCOME                                                       600,727           649,410         740,431          772,688

CONSUMABLES ACQUIRED FROM THIRD PARTIES                     (338,996 )        (250,851 )      (319,068 )       (318,368 )
                                                      ---------------  ----------------  --------------  ---------------

GROSS VALUE ADDED                                            261,731           398,559         421,363          454,320

RETENTIONS
   Depreciation, amortization and depletion                 (106,438 )         (67,785 )      (112,485 )        (73,412 )
                                                      ---------------  ----------------  --------------  ---------------

NET VALUE ADDED GENERATED                                    155,293           330,774         308,878          380,908
                                                      ---------------  ----------------  --------------  ---------------

RECEIVED IN TRANSFERS
     Financial income - including monetary                    34,846            59,505          36,921           50,650
     Equity in results of subsidiary companies               131,469            (8,941 )
                                                      ---------------  ----------------  --------------  ---------------

                                                             166,315            50,564          36,921           50,650
                                                      ---------------  ----------------  --------------  ---------------

AVAILABLE VALUE FOR DISTRIBUTION                             321,608           381,338         345,799          431,558
                                                      ===============  ================  ==============  ===============

DISTRIBUTION OF VALUE ADDED

GOVERNMENT AND COMMUNITY
   Taxes and contributions                                     36,706           152,011          46,764          164,511
     Support, sponsorship and donations                        4,046             2,408           4,060            2,410
                                                      ---------------  ----------------  --------------  ---------------
                                                              40,752           154,419          50,824          166,921

EMPLOYEES                                                     38,428            25,811          43,458           30,330

INTEREST ON THIRD PARTIES' CAPITAL
    Financial expenses                                       102,782          (104,559 )       103,045          (85,403 )
                                                      ---------------  ----------------  --------------  ---------------
                                                             102,782          (104,559 )       103,045          (85,403 )

REMUNERATION OF THE SAME CAPITAL

INCOME WITHHELD                                              139,646           305,667         148,472          319,710
                                                      ---------------  ----------------  --------------  ---------------

TOTAL DISTRIBUTED AND WITHHELD                               321,608           381,338         345,799          431,558
                                                      ===============  ================  ==============  ===============

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


--------------------------------------------------------------------------------
 00043-4 ARACRUZ CELULOSE SA                                  42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
05.01 - PERFORMANCE COMMENTS OF THE COMPANY IN THE QUARTER
--------------------------------------------------------------------------------

(Convenience Translation into English from the original previously issued in Portuguese)

The Company presents a consolidated net income of R$ 148,472 for the first quarter of 2004, compared with a consolidated net income of R$ 319,710 in the same quarter of 2003. The income for the current quarter reflects an increase in sales volume, with margin's decrease mainly due to the real's valuation impacts occurred in the first quarter of 2004.

The consolidated finished goods inventories of Aracruz Celulose S.A. in March 31, 2004 was 351,472 thousand tons (December, 2003 - 273,138 thousand tons).

1.       OPERATING ACTIVITIES

.. COMMERCIAL PERFORMANCE

The pulp sales in the first quarter of 2004 reached 600 thousand tons (consolidated - 540 thousand tons), reflecting an increase of 28% related to the same quarter of the preceding year, as a result of the acquisition of Riocell, being 99% destined for the foreign market. The net average price in the first quarter of 2004 was of US$ 329/t (consolidated - US$ 452/t), reflecting a decrease of 19% (consolidated - increase of 4%) in relation to the price of US$ 404/t (consolidated - US$ 433/t) in the same quarter of 2003.

.. OPERATIONAL PERFORMANCE

In the first quarter, the Company's pulp production reached 628 thousand tons, 26% higher than the same quarter of 2003, caused by the Riocell acquisition. The unity cost of production in the quarter ended March 31, 2004 was 8% above the same period of the preceding year, caused mainly by the increase of the wood costs. (Increase of third party acquired wood volume and costs).

CONTROLLING COMPANY

  COSTS ANALYSIS

  R$ / TONS                               1ST QUARTER, 2004   1ST QUARTER, 2003
                                        -------------------  ------------------

  Cost of sales (*)                               691               659
  Selling Expenses                                19                15
  Administratives Expenses                        32                29
  Other Operating Expenses (Income) (**)          38                37


  TOTAL                                           780               740

  PRODUCTION COST  ( R$ / TONS )                  600               555

                                                599,833           468,000
  TONS SOLD

  PRODUCED TONS                                 627,925           496,858

   (*) Contemplates inventory average cost, plus insurance and freight costs R$ 96/ton (2003 - R$ 108/ton). (**) Monetary / Exchange Variation and Financial Income / Expenses / Equity Not Included.

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


--------------------------------------------------------------------------------
 00043-4 ARACRUZ CELULOSE SA                                  42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
05.01 - PERFORMANCE COMMENTS OF THE COMPANY IN THE QUARTER
--------------------------------------------------------------------------------

2.   FINANCIAL LIABILITY EVOLUTION


    CONTROLLING COMPANY
-------------------------------------------------------------------------------

    IN THOUSANDS OF REAIS

   GROSS DEBT                        1ST QUARTER, 2004      4TH QUARTER, 2003
                                   --------------------  ---------------------

  . Local Currency                             586,786          615,521

  . Foreign Currency                         1,230,850        1,349,846


  . Marketable Securities (*)                  854,046          830,095
                                   --------------------  ---------------


    NET DEBT                                   963,590        1,135,272
                                   ====================  ===============


    CONSOLIDATED
-------------------------------------------------------------------------------

    IN THOUSANDS OF REAIS

    GROSS DEBT                      1ST QUARTER, 2004       4THQUARTER, 2003
                                  ---------------------  ---------------------

  . Local Currency                            728,330            672,352

  . Foreign Currency                        3,293,664          3,410,259




  . Marketable Securities  (*)              1,056,236          1,074,773
                                  ---------------------  -----------------

    NET DEBT                                2,965,758          3,007,838
                                  =====================  =================


(*) Time deposits included.


3.   OPERATING INVESTMENTS


The investments in the first quarter of 2004 amounts to R$ 49,1million (consolidated - R$ 215,4 million), compared to R$ 102,9 million (consolidated - R$ 135,9 million) in the same period of the preceding year, being located mainly in industrial areas (R$ 6,0 million), Fiberline C industrial expansion project (R$ 8,5 million), lands purchase (R$ 0,6 million), Veracel project (R$ 166,2 million) and forest (R$ 32,8 million) (consolidated values).

Other investments amounted R$ 1.3 million, including Aracruz Produtos de Madeira S.A..

                                      * * *

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


--------------------------------------------------------------------------------
 00043-4 ARACRUZ CELULOSE SA                                  42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
06.01 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$
--------------------------------------------------------------------------------


1  CODE      2  DESCRIPTION                                                    3  DATE  03/31/2004     4  DATE  12/31/2003

1             TOTAL ASSETS                                                               8,023,195               8,002,334

1.1           CURRENT ASSETS                                                             2,076,181               2,172,403

1.1.1         CASH AND CASH EQUIVALENTS                                                    206,106                 248,487

1.1.2         CREDITS                                                                      631,494                 758,247

1.1.2.1       ACCOUNTS RECEIVABLE FROM CUSTOMERS  PULP                                     468,340                 581,824

1.1.2.2       ACCOUNTS RECEIVABLE FROM CUSTOMERS  PAPER                                     24,254                  23,068

1.1.2.3       ACCOUNTS RECEIVABLE FROM CUSTOMERS  SAWED WOOD
                                                                                             1,707                   4,976

1.1.2.4       ACCOUNTS RECEIVABLE FROM CUSTOMERS  OTHERS                                    12,934                  12,536

1.1.2.5       EMPLOYEES                                                                      4,122                   4,869

1.1.2.6       SUPPLIERS                                                                     17,089                  16,480

1.1.2.7       TAXES                                                                         86,274                 100,505

1.1.2.8       OTHERS                                                                        13,505                  17,258

1.1.3         INVENTORIES                                                                  375,335                 332,736

1.1.3.1       SUPPLIES                                                                      76,644                  73,910

1.1.3.2       RAW MATERIALS                                                                 53,482                  72,666

1.1.3.3       FINISHED GOODS                                                               233,903                 174,514

1.1.3.4       PRODUCTSD IN PROCESS                                                          10,495                  11,077

1.1.3.5       OTHERS                                                                           811                     569

1.1.4         OTHERS                                                                       863,246                 832,933

1.1.4.1       DEBT SECURITIES                                                              850,131                 826,286

1.1.4.2       FIXED ASSETS AVAILABLE FOR SALE                                                    0                       0

1.1.4.3       PREPAID EXPENSES                                                              13,105                   6,637

1.1.4.4       RETENTIONS ON FINANCING CONTRACTS                                                  0                       0

1.1.4.5       OTHERS                                                                            10                      10

1.2           LONGTERM ASSETS                                                             175,028                 161,656

1.2.1         CREDITS                                                                      118,422                 106,265

1.2.1.1       SUPPLIERS                                                                     97,074                  88,944

1.2.1.2       TAXES                                                                          9,907                   4,549

1.2.1.3       CUSTOMER                                                                      11,441                  12,772

1.2.2         ACCOUNTS RECEIVABLE  RELATED PARTIES                                               0                       0

1.2.2.1       FROM AFFILIATES                                                                    0                       0

1.2.2.2       FROM SUBSIDIARIES                                                                  0                       0

1.2.2.3       OTHERS                                                                             0                       0

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


--------------------------------------------------------------------------------
 00043-4 ARACRUZ CELULOSE SA                                  42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
06.01 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$
--------------------------------------------------------------------------------


1  CODE      2  DESCRIPTION                                                    3  DATE  03/31/2004     4  DATE  12/31/2003

1.2.3           OTHERS                                                                      56,606                 55,391

1.2.3.1         DEBT SECURITIES                                                                  0                      0

1.2.3.2         ESCROW DEPOSITS                                                             43,307                 41,616

1.2.3.3         RETENTIONS ON FINANCING CONTRACTS                                                0                      0

1.2.3.4         OTHERS                                                                      13,299                 13,775

1.3             FIXED ASSETS                                                             5,771,986              5,668,275

1.3.1           INVESTMENTS                                                                 11,569                848,765

1.3.1.1         IN AFFILIATES                                                                    0                      0

1.3.1.2         IN SUBSIDIARIES                                                             11,155                848,351

1.3.1.3         OTHER COMPANIES                                                                414                    414

1.3.2           PROPERTY, PLANT AND EQUIPMENT                                            5,113,691              4,724,365

1.3.2.1         LAND                                                                       703,145                653,800

1.3.2.2         BUILDINGS                                                                  522,519                476,127

1.3.2.3         MACHINERY AND EQUIPMENT                                                  2,651,418              2,577,608

1.3.2.4         FORESTS                                                                    674,892                687,447

1.3.2.5         CONSTRUCTION IN PROGRESS                                                   394,343                245,504

1.3.2.6         OTHERS                                                                     167,374                 83,879
1.3.3           DEFERRED CHARGES                                                           646,726                 95,145

1.3.3.1         INDUSTRIAL                                                                  10,778                 11,422

1.3.3.2         FORESTS                                                                          0                      0

1.3.3.3         ADMINISTRATIVE                                                                   0                      0

1.3.3.4         GOODWILL ARISING ON ACQUISITION OF ENTITIES                                548,811                      0

1.3.3.5         OTHERS                                                                      87,137                 83,723

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


--------------------------------------------------------------------------------
 00043-4 ARACRUZ CELULOSE SA                                  42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
06.01 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$
--------------------------------------------------------------------------------


1  CODE      2  DESCRIPTION                                                    3  DATE  03/31/2004     4  DATE  12/31/2003

2               TOTAL LIABILITIES                                                       8,023,195              8,002,334

2.1             CURRENT LIABILITIES                                                     1,357,146              1,893,238

2.1.1           LOANS AND FINANCING                                                       713,570              1,164,129

2.1.2           DEBENTURES                                                                      0                      0

2.1.3           SUPPLIERS                                                                 195,004                242,413

2.1.4           TAXES                                                                      47,912                 87,508

2.1.5           DIVIDENDS PAYABLE                                                           1,470                  1,471

2.1.6           PROVISIONS                                                                 22,219                 34,659

2.1.6.1         VACATION AND 13rd  SALARY                                                  17,669                 16,805

2.1.6.2         PROFIT SHARING                                                              4,550                 17,854

2.1.7           LOANS FROM RELATED PARTIES                                                      0                      0

2.1.8           OTHERS                                                                    376,971                363,058
2.1.8.1         PROPOSED DIVIDENDS                                                        360,000                360,000

2.1.8.2         OTHERS                                                                     16,971                  3,058

2.2             LONGTERM LIABILITIES                                                   3,772,389              3,370,193

2.2.1           LOANS AND FINANCING                                                     3,308,424              2,918,482

2.2.2           DEBENTURES                                                                      0                      0

2.2.3           PROVISIONS                                                                356,362                338,745

2.2.3.1         TAX CONTINGENCIES                                                          31,467                 38,528

2.2.3.2         LABOR CONTINGENCIES                                                       256,087                234,502

2.2.3.3         INCOME TAX AND SOCIAL CONTRIBUTION ON TEMPORARY                            68,808                 65,715
                DIFERENCES

2.2.4           LOANS FROM RELATED PARTIES                                                      0                      0

2.2.5           OTHERS                                                                    107,603                112,966

2.2.5.1         SUPPLIERS                                                                  40,923                 43,979

2.2.5.2         OTHERS                                                                     66,680                 68,987

2.3             DEFERRED INCOME                                                                 0                      0

2.4             MINORITY INTEREST                                                             820                    767

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


--------------------------------------------------------------------------------
 00043-4 ARACRUZ CELULOSE SA                                  42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
06.01 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$
--------------------------------------------------------------------------------


1  CODE      2  DESCRIPTION                                                    3  DATE  03/31/2004     4  DATE  12/31/2003

2.5             STOCKHOLDER'S EQUITY                                                     2,892,840              2,738,136

2.5.1           PAIDIN CAPITAL                                                          1,854,507              1,854,507

2.5.1.1         COMMON STOCK                                                               783,599                783,599

2.5.1.2         PREFERRED STOCK                                                          1,070,908              1,070,908

2.5.2           CAPITAL RESERVES                                                           107,163                100,931

2.5.3           REVALUATION RESERVE                                                              0                      0

2.5.3.1         OWN ASSETS                                                                       0                      0

2.5.3.2         SUBSIDIARIES / AFFILIATES                                                        0                      0

2.5.4           REVENUE RESERVES                                                           856,621                856,621

2.5.4.1         LEGAL                                                                      169,893                169,893

2.5.4.2         STATUTORY                                                                        0                      0

2.5.4.3         FOR CONTINGENCIES                                                                0                      0

2.5.4.4         UNREALIZED INCOME                                                                0                      0

2.5.4.5         FOR INVESTMENTS                                                            694,878                694,878

2.5.4.6         SPECIAL FOR NONDISTRIBUTED DIVIDENDS                                            0                      0
2.5.4.7         OTHER UNREALIZED INCOME                                                    (8,150)                (8,150)

2.5.4.7.1       TREASURY STOCK                                                             (8,150)                (8,150)

2.5.5           RETAINED EARNINGS                                                           74,549                (73,923


FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


--------------------------------------------------------------------------------
 00043-4 ARACRUZ CELULOSE SA                                  42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
07.01 - CONSOLIDATED STATEMENT OF OPERATIONS - THOUSAND OF R$
--------------------------------------------------------------------------------



1 - CODE     2 - DESCRIPTION                                                        3 - FROM : 01/01/2004   4 - FROM : 01/01/2004
                                                                                        TO : 03/31/2004         TO : 03/31/2004

3.1          GROSS SALES AND SERVICES  REVENUE                                                      821,121                821,121

3.2          SALES TAXES AND OTHER DEDUCTIONS                                                      (79,443)               (79,443)

3.3          NET SALES REVENUE                                                                      741,678                741,678

3.4          COST OF GOODS SOLD                                                                   (391,479)              (391,479)

3.5          GROSS PROFIT                                                                           350,199                350,199

3.6          OPERATING (EXPENSES) INCOME                                                          (164,075)              (164,075)

3.6.1        SELLING                                                                               (43,242)               (43,242)

3.6.2        GENERAL AND ADMINISTRATIVE                                                            (21,837)               (21,837)

3.6.3        FINANCIAL                                                                             (73,587)               (73,587)

3.6.3.1      FINANCIAL INCOME                                                                        36,921                 36,921

3.6.3.2      FINANCIAL EXPENSES                                                                   (110,508)              (110,508)

3.6.4        OTHER OPERATING INCOME                                                                 792,427                792,427

3.6.5        OTHER OPERATING EXPENSES                                                             (817,836)              (817,836)

3.6.6        EQUITY IN THE RESULTS OF  SUBSIDIARIES
3.7          OPERATING INCOME (LOSS)                                                                186,124                186,124

3.8          NONOPERATING (EXPENSES)  INCOME                                                       (1,526)                (1,526)

3.8.1        INCOME                                                                                     358                    358

3.8.2        EXPENSES                                                                               (1,884)                (1,884)

3.9          INCOME(LOSS) BEFORE INCOME  TAXES AND MANAGEMENT REMUNERATION
                                                                                                    184,598                184,598
3.10         INCOME TAX AND SOCIAL CONTRIBUTION                                                    (28,434)               (28,434)

3.11         DEFERRED INCOME TAX ES                                                                 (7,639)                (7,639)

3.12         MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS

3.12.1       PARTICIPATIONS

3.12.2       REMUNERATION

3.14         MINORITY INTEREST                                                                         (53)                   (53)

3.15         NET INCOME (LOSS) FOR THE PERIOD                                                       148,472                148,472


             CAPITAL STOCKQUANTITY (THOUSANDS)                                                    1,030,693              1,030,693

             EARNINGS PER SHARE                                                                     0,14405                0,14405

             LOSS PER SHARE



1 - CODE     2 - DESCRIPTION                                                        3 - FROM : 01/01/2004   4 - FROM : 01/01/2004
                                                                                        TO : 03/31/2004         TO : 03/31/2004

3.1          GROSS SALES AND SERVICES  REVENUE                                                      822,384                 822,384

3.2          SALES TAXES AND OTHER DEDUCTIONS                                                      (59,338)                (59,338)

3.3          NET SALES REVENUE                                                                      763,046                 763,046

3.4          COST OF GOODS SOLD                                                                   (333,389)               (333,389)

3.5          GROSS PROFIT                                                                           429,657                 429,657

3.6          OPERATING (EXPENSES) INCOME                                                             55,485                  55,485

3.6.1        SELLING                                                                               (32,958)                (32,958)

3.6.2        GENERAL AND ADMINISTRATIVE                                                            (17,208)                (17,208)

3.6.3        FINANCIAL                                                                              121,154                 121,154

3.6.3.1      FINANCIAL INCOME                                                                        50,650                  50,650

3.6.3.2      FINANCIAL EXPENSES                                                                      70,504                  70,504

3.6.4        OTHER OPERATING INCOME                                                                   1,237                   1,237

3.6.5        OTHER OPERATING EXPENSES                                                              (16,740)                (16,740)

3.6.6        EQUITY IN THE RESULTS OF  SUBSIDIARIES
3.7          OPERATING INCOME (LOSS)                                                                485,142                 485,142

3.8          NONOPERATING (EXPENSES)  INCOME                                                      (18,557)                (18,557)

3.8.1        INCOME                                                                                     111                     111

3.8.2        EXPENSES                                                                              (18,668)                (18,668)

3.9          INCOME(LOSS) BEFORE INCOME  TAXES AND MANAGEMENT REMUNERATION                          466,585                 466,585

3.10         INCOME TAX AND SOCIAL CONTRIBUTION                                                   (123,732)               (123,732)

3.11         DEFERRED INCOME TAX ES                                                                (23,123)                (23,123)

3.12         MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS                                         --                      --

3.12.1       PARTICIPATIONS                                                                              --                      --

3.12.2       REMUNERATION                                                                                --                      --

3.14         MINORITY INTEREST                                                                         (20)                    (20)

3.15         NET INCOME (LOSS) FOR THE PERIOD                                                       319,710                 319,710


             CAPITAL STOCKQUANTITY (THOUSANDS)                                                    1,030,697               1,030,697

             EARNINGS PER SHARE                                                                     0,31019                 0,31019

             LOSS PER SHARE

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


--------------------------------------------------------------------------------
 00043-4 ARACRUZ CELULOSE SA                                  42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
08.01 - PERFORMANCE COMMENTS OF CONSOLIDATED IN THE QUARTER
--------------------------------------------------------------------------------


The consolidated Performance comments for the first quarter, was disclosed together with Aracruz Celulose S.A. (Controlling Company) performance comments, group 05.

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


--------------------------------------------------------------------------------
 00043-4 ARACRUZ CELULOSE SA                                  42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
15.01 - INVESTMENTS PROJECTS
--------------------------------------------------------------------------------


(Convenience Translation into English from the original previously issued in Portuguese)

The comments related to investments were disclosed in note 3 group 05.

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


--------------------------------------------------------------------------------
 00043-4 ARACRUZ CELULOSE SA                                  42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
--------------------------------------------------------------------------------

(Convenience Translation into English from the original previously issued in Portuguese)

STOCK POSITION OF STOCKHOLDERS WITH MORE THAN 5% OF VOTING STOCKS


In order to be in compliance with the best practices of Corporate Governance (Level 1), we disclose below, the stocks position as of March 31, 2004:



ARACRUZ CELULOSE S.A.                                                CNPJ: 42.15.511/0001-61


                                                                             STOCKS
              STOCKHOLDERS
                                             ------------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                             ------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             THOUSAND                  THOUSAND                   THOUSAND
                                             ------------------------------------------------------------------------------
Newark Financial Inc.                              127,507     28.00       -            -           127,507        12.35


Sodepa S.A.                                        127,507     28.00                                127,507        12.35


Arapar S.A.                                        127,494     28.00                                127,494        12.35


Lorentzen Empreendimentos                               12      0.00                                     12         0.00


BNDES Participacoes S.A.                            56,881     12.49        44,162        7.65      101,043         9.79


Acoes em  Tesouraria                                   483      0.11         1,378        0.24        1,861         0.18


Others                                              15,507      3.40       531,623       92.11      547,130        52.99


TOTAL                                              455,391    100.00       577,163      100.00    1,032,554       100.00




SHARE CAPITAL OF MAJORITY STOCKHOLDERS (FROM CONTROLLING COMPANIES TO INDIVIDUAL STOCKHOLDERS)

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


--------------------------------------------------------------------------------
 00043-4 ARACRUZ CELULOSE SA                                  42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
--------------------------------------------------------------------------------


NEWARK FINANCIAL INC.


                                                                         STOCKS
              STOCKHOLDERS
                                             ------------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                             ------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIES
                                             ------------------------------------------------------------------------------
VCP Exportadora e Participacoes S.A.              50,000      100.00       -            -            50,000       100.00

TOTAL                                             50,000      100.00       -            -            50,000       100.00








VCP EXPORTADORA E PARTICIPACOES S.A.                                 CNPJ: 04.200.557/0001-27


                                                                             STOCKS
              STOCKHOLDERS
                                             ------------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                             ------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIES
                                             ------------------------------------------------------------------------------
Votorantim Celulose e Papel S.A.                70,200,100    100.00       -            -          70,200,100     100.00

TOTAL                                           70,200,100    100.00       -            -           70,200,100    100.00

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


--------------------------------------------------------------------------------
 00043-4 ARACRUZ CELULOSE SA                                  42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
--------------------------------------------------------------------------------


VOTORANTIM CELULOSE E PAPEL S.A                         CNPJ: 60.643.228/0001-21

                                                                             STOCKS
              STOCKHOLDERS
                                             ------------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                             ------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIES
                                             ------------------------------------------------------------------------------
Votocel Filmes Flexiveis Ltda                18,804,569,388    88.95      616,942,976     3.59   19,421,512,364    50.68

Nova HPI Participacoes Ltda                   2,335,920,930    11.05      147,955,225     0.86    2,483,876,155     6.48


Acoes em Condominio                                       3     0.00                                          3     0.00


BNDES Participacoes S.A.  BNDESPAR                                      5,797,290,661    33.74    5,797,290,661    15.13


Cimento Rio Branco S.A.                                                    85,500,000     0.50       85,500,000     0.22


Others                                                                 10,427,140,370    60.69   10,427,140,370    27.21


Acoes em Tesouraria                                                       107,380,000     0.62      107,380,000     0.28


TOTAL                                        21,140,490,321   100.00   17,182,209,232   100.00   38,322,699,553   100.00




VOTOCEL FILMES FLEXIVEIS LTDA                                 CNPJ: 61.397.246/0001-33

                                                                             STOCKS
              STOCKHOLDERS
                                             ------------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                             ------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIES
                                             ------------------------------------------------------------------------------
Votorantim Participacoes S.A.                    5,018,348   100.00           -                 -   5,018,348   100.00


Hejoassu Administracao Ltda                              1     0.00           -                 -           1     0.00


TOTAL                                            5,018,349   100.00           -                 -   5,018,349   100.00



NOVA HPI PARTICIPACOES LTDA                                          CNPJ: 65.785.669/0001-81


                                                                             STOCKS
              STOCKHOLDERS
                                             ------------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                             ------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIES
                                             ------------------------------------------------------------------------------

Votorantim Participacoes S.A.                      7,212,408   100.00                -       -          7,212,408   100.00

Hejoassu Administracao Ltda                                1     0.00                -       -                  1     0.00

TOTAL                                              7,212,409   100.00                -       -          7,212,409   100.00

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


--------------------------------------------------------------------------------
 00043-4 ARACRUZ CELULOSE SA                                  42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
--------------------------------------------------------------------------------



VOTORANTIM PARTICIPACOES S.A.                                        CNPJ: 61.082.582/0001-97

                                                                             STOCKS
              STOCKHOLDERS
                                             ------------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                             ------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIES
                                             ------------------------------------------------------------------------------

Hejoassu Administracao Ltda                  4,039,553,777    98.16                -       -      4,039,553,777    98.16

Jose Ermirio de Moraes Filho - Espolio          19,026,623     0.46                -       -         19,026,623     0.46

Antonio Ermirio de Moraes                       19,026,623     0.46                -       -         19,026,623     0.46


Ermirio Pereira de Moraes                       19,026,623     0.46                -       -         19,026,623     0.46

Maria Helena Moraes Scripilliti                 19,026,623     0.46                -       -         19,026,623     0.46

TOTAL                                        4,115,660,269   100.00                -       -      4,115,660,269   100.00




HEJOASSU ADMINISTRACAO LTDA.                                         CNPJ: 61.194.148/0001-07

                                                                             STOCKS
              STOCKHOLDERS
                                             ------------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                             ------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIES
                                             ------------------------------------------------------------------------------
Jose Ermirio de Moraes Filho - Espolio           400,000    25.00                -       -            400,000    25.00

AEM Participacoes S.A.                           400,000    25.00                -       -            400,000    25.00

ERMAN  Participacoes S.A.                        400,000    25.00                -       -            400,000    25.00


MRC Participacoes S.A.                           400,000    25.00                -       -            400,000    25.00

TOTAL                                          1,600,000   100.00                -       -          1,600,000   100.00


FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


--------------------------------------------------------------------------------
 00043-4 ARACRUZ CELULOSE SA                                  42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
--------------------------------------------------------------------------------


AEM PARTICIPACOES S.A.                                               CNPJ: 05.062.403/0001-89


                                                                             STOCKS
              STOCKHOLDERS
                                             ------------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                             ------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIES
                                             ------------------------------------------------------------------------------
Antonio Ermirio de Moraes                                    1       0.00           -         -                 1      0.00

Antonio Ermirio de Moraes Filho                     76,081,011      11.11           -         -        76,081,011     11.11

Carlos Ermirio de Moraes                            76,081,011      11.11           -         -        76,081,011     11.11

Mario Ermirio de Moraes                             76,081,011      11.11           -         -        76,081,011     11.11

Luis Ermirio de Moraes                              76,081,011      11.11           -         -        76,081,011     11.11

Rubens Ermirio de Moraes                            76,081,011      11.11           -         -        76,081,011     11.11

Rosa Helena Costa de Moraes Macedo                  76,081,011      11.11           -         -        76,081,011     11.11

Vera Regina Costa Moraes                            76,081,011      11.11           -         -        76,081,011     11.11

Maria Lucia Costa Moraes Menezes                    76,081,011      11.11           -         -        76,081,011     11.11

Maria Regina Ermirio de Moraes Waib                 76,081,011      11.12           -         -        76,081,011     11.12

JEMF Participacoes S.A.                                      -          -         300     33.33               300      0.00

ERMAN Participacoes S.A.                                     -          -         300     33.33               300      0.00

MRC Participacoes S.A.                                       -          -         300     33.34               300      0.00

TOTAL                                              684,729,100     100.00         900    100.00       684,730,000    100.00

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


--------------------------------------------------------------------------------
 00043-4 ARACRUZ CELULOSE SA                                  42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
--------------------------------------------------------------------------------


ERMAN PARTICIPACOES S.A.                                             CNPJ: 05.062.376/0001-44


                                                                             STOCKS
              STOCKHOLDERS
                                             ------------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                             ------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIES
                                             ------------------------------------------------------------------------------
Ermirio Pereira de Moraes                        97,818,448      14.29              -          -        97,818,448     14.29

Ricardo Ermirio de Moraes                        97,818,442      14.29              -          -        97,818,442     14.29

Fabio Ermirio de Moraes                          97,818,442      14.29              -          -        97,818,442     14.29

Marcos Ermirio de Moraes                         97,818,442      14.29              -          -        97,818,442     14.29

Claudio Ermirio de Moraes                        97,818,442      14.28              -          -        97,818,442     14.28

Luciana Moraes de Ulhoa Rodrigues                97,818,442      14.28              -          -        97,818,442     14.28

Ana PAula de Oliveira Moraes                     97,818,442      14.28              -          -        97,818,442     14.28

JEMF Participacoes S.A.                                   -          -            300      33.33               300      0.00

AEM Participacoes S.A.                                    -          -            300      33.33               300      0.00

MRC Participacoes S.A.                                    -          -            300      33.34               300      0.00

TOTAL                                           684,729,100     100.00            900     100.00       684,730,000    100.00

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


--------------------------------------------------------------------------------
 00043-4 ARACRUZ CELULOSE SA                                  42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
--------------------------------------------------------------------------------


MRC PARTICIPACOES S.A.                                               CNPJ: 05.062.355/0001-29


                                                                             STOCKS
              STOCKHOLDERS
                                             ------------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                             ------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIES
                                             ------------------------------------------------------------------------------
Clovis Ermirio de Moraes Scripilliti              171,182,275     25.00             -          -      171,182,275    25.00

Carlos Eduardo Moraes Scripilliti                 171,182,275     25.00             -          -      171,182,275    25.00

Regina Helena Scripilliti Veloso                  171,182,275     25.00             -          -      171,182,275    25.00

Maria Helena de Moraes S. Noschese                171,182,275     25.00             -          -      171,182,275    25.00

JEMF  Participacoes S.A.                                    -         -           300      33.33              300     0.00

AEM  Participacoes S.A.                                     -         -           300      33.33              300     0.00

ERMAN  Participacoes S.A.                                   -         -           300      33.34              300     0.00

TOTAL                                             684,729,100    100.00           900     100.00      684,730,000   100.00


JEMF PARTICIPACOES S.A.                                              CNPJ: 05.062.394/0001-26

                                                                             STOCKS
              STOCKHOLDERS
                                             ------------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                             ------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIES
                                             ------------------------------------------------------------------------------
Jose Ermirio de Moraes Neto                           3,500     33.33             -         -           3,500    33.30

Jose Roberto Ermirio de Moraes                        3,500     33.34             -         -           3,500    33.30

Neide Helena de Moraes                                3,500     33.33             -         -           3,500    33.30

AEM  Participacoes S.A.                                   -         -             4     33.33               4     0.03

ERMAN  Participacoes S.A.                                 -         -             4     33.34               4     0.04

MRC Participacoes S.A.                                    -         -             4     33.33               4     0.03

TOTAL                                                10,500    100.00            12    100.00          10,512   100.00




CIMENTO RIO BRANCO S.A.                                              CNPJ: 64.132.236/0001-64

                                                                             STOCKS
              STOCKHOLDERS
                                             ------------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                             ------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIES
                                             ------------------------------------------------------------------------------
Votorantim Cimentos Ltda                             1,178,189,031     62.29            -       -     1,178,189,031     62.29

Votorantim Investimentos Industriais Ltda              701,356,114     37.08            -       -       701,356,114     37.08

Latin America Cement Inv. Limited                       11,900,899      0.63            -       -        11,900,899      0.63

Jose Ermirio de Moraes Filho - Espolio                           1      0.00            -       -                 1      0.00

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


--------------------------------------------------------------------------------
 00043-4 ARACRUZ CELULOSE SA                                  42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
--------------------------------------------------------------------------------


Fabio Ermirio de Moraes                                          1      0.00            -       -                 1      0.00

Jose Roberto de Ermirio de Moraes                                1      0.00            -       -                 1      0.00

TOTAL                                                1,891,446,047    100.00            -       -     1,891,446,047    100.00


VOTORANTIM CIMENTOS LTDA                                             CNPJ: 01.637.895/0001-32

                                                                             STOCKS
              STOCKHOLDERS
                                             ------------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                             ------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIES
                                             ------------------------------------------------------------------------------
Votorantim Participacoes S.A.               36,239,275    100.00             -         -       36,239,275      100.00

Hejoassu Administracao S.A.                          1      0.00             -         -                1        0.00

TOTAL                                       36,239,276    100.00             -         -       36,239,276      100.00



VOTORANTIM INVESTIMENTOS INDUSTRIAIS S.A.                            CNPJ: 03.407.049/0001-51


                                                                             STOCKS
              STOCKHOLDERS
                                             ------------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                             ------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIES
                                             ------------------------------------------------------------------------------
Votorantim Participacoes S.A.                3,642,163,802     100.00             -       -     3,642,163,802    100.00

Marcus Olyntho de C. Arruda                              1       0.00             -       -                 1      0.00

Nelson Koichi Shimada                                    1       0.00             -       -                 1      0.00

TOTAL                                        3,642,163,804     100.00             -       -     3,642,163,804    100.00

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


--------------------------------------------------------------------------------
 00043-4 ARACRUZ CELULOSE SA                                  42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
--------------------------------------------------------------------------------



SODEPA S.A.                                                          CNPJ: 43.826.833/0001-19

                                                                             STOCKS
              STOCKHOLDERS
                                             ------------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                             ------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIES
                                             ------------------------------------------------------------------------------
Joseph Yacoub Safra                               12,965       49.99              5      16.67           12,970      49.96

Moise Yacoub Safra                                12,965       49.99              5      16.67           12,970      49.96

Others                                                 2        0.02             20      66.66               22       0.08

TOTAL                                             25,932      100.00             30     100.00           25,962     100.00


ARAPAR S.A.                                                          CNPJ: 29.282.803/0001-68

                                                                             STOCKS
              STOCKHOLDERS
                                             ------------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                             ------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIES
                                             ------------------------------------------------------------------------------
Lorenpar S.A.                                  747,051,991      80.00                -       -        747,051,991    80.00

Brussara Participacoes Ltda                    186,762,998      20.00                -       -        186,762,998    20.00

TOTAL                                          933,814,989     100.00                -       -        933,814,989   100.00


FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


--------------------------------------------------------------------------------
 00043-4 ARACRUZ CELULOSE SA                                  42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
--------------------------------------------------------------------------------


LORENPAR S.A.                                                        CNPJ: 29.302.148/0001-62

                                                                             STOCKS
              STOCKHOLDERS
                                             ------------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                             ------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIES
                                             ------------------------------------------------------------------------------
Fort James International Holdings Ltd             149,096,520     20.00     250,818,557     33.65       399,915,077     26.82

Vitoria Participacoes S.A.                         70,087,746      9.40      70,087,746      9.40       140,175,492      9.40

Lorentzen Empreendimentos S.A.                    498,297,043     66.84     335,068,563     44.95       833,365,606     55.89

Others                                             28,001,227      3.76      89,507,670     12.00       117,508,897      7.89

TOTAL                                             745,482,536    100.00     745,482,536    100.00     1,490,965,072    100.00


FORT JAMES INTERNATIONAL HOLDINGS LTD

                                                                             STOCKS
              STOCKHOLDERS
                                             ------------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                             ------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIES
                                             ------------------------------------------------------------------------------
Fort James Corporation                           1,000      88.81                -       -              1,000    88.81

Fort James Operating Company                       126      11.19                -       -                126    11.19

TOTAL                                            1,126     100.00                -       -              1,126   100.00


FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


--------------------------------------------------------------------------------
 00043-4 ARACRUZ CELULOSE SA                                  42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
--------------------------------------------------------------------------------


VITORIA PARTICIPACOES S.A.                                           CNPJ: 68.622.505/0001-21

                                                                             STOCKS
              STOCKHOLDERS
                                             ------------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                             ------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIES
                                             ------------------------------------------------------------------------------
DnB Invest Holding A/S                           188,644,371      99.99              -       -        188,644,371    99.99

Others                                                 5,000       0.01              -       -              5,000     0.01

TOTAL                                            188,649,371     100.00              -       -        188,649,371   100.00


DNB INVEST HOLDING A/S.                                              CNPJ: 05.505.135/0001-22

                                                                             STOCKS
              STOCKHOLDERS
                                             ------------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                             ------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIES
                                             ------------------------------------------------------------------------------
Den Norske Bank ASA                                200,000     100.00                -       -            200,000   100.00

TOTAL                                              200,000     100.00                -       -            200,000   100.00



LORENTZEN EMPREENDIMENTOS S.A.                                       CNPJ: 33.107.533/0001-26


                                                                             STOCKS
              STOCKHOLDERS
                                             ------------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                             ------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIES
                                             ------------------------------------------------------------------------------
Nobrasa Empreendimentos S.A                 39,069,001       42.57                 -         -         39,069,001    16.56

Vertex Participacoes S.A.                   14,785,714       16.11        20,843,598     14.46         35,629,312    15.10

Oivind Harald Lorentzen                      9,674,206       10.54         4,461,078      3.09         14,135,284     5.99

Nebra Participacoes S.A.                     9,178,630       10.00         3,732,352      2.59         12,910,982     5.47

Erling Sven Lorentzen                        7,807,917        8.50                 -         -          7,807,917     3.31

Bravest Holding S.A.                         4,921,097        5.36        24,702,697     17.13         29,623,794    12.56

Per Arne Lorentzen - Espolio                 2,506,222        2.73        16,612,193     11.52         19,118,415     8.10

Others                                       3,837,843        4.19        26,003,911     18.04         29,841,754    12.65

Den Norske Bank ASA                                  -           -        47,813,984     33.17         47,813,984    20.26

TOTAL                                       91,780,630      100.00       144,169,813    100.00        235,950,443   100.00


FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


--------------------------------------------------------------------------------
 00043-4 ARACRUZ CELULOSE SA                                  42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
--------------------------------------------------------------------------------




NOBRASA EMPREENDIMENTOS S.A.                                         CNPJ: 30.927.925/0001-43


                                                                             STOCKS
              STOCKHOLDERS
                                             ------------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                             ------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIES
                                             ------------------------------------------------------------------------------
Erling Sven Lorentzen                         72,317,677      97.24                -       -         72,317,677    97.24

Others                                         2,055,210       2.76                -       -          2,055,210     2.76

TOTAL                                         74,372,887     100.00                -       -         74,372,887   100.00



VERTEX PARTICIPACOES S.A.                                            CNPJ: 31.135.387/0001-17


                                                                             STOCKS
              STOCKHOLDERS
                                             ------------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                             ------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIES
                                             ------------------------------------------------------------------------------
DnB Invest Holding A/S                         188,644,371      99.99                -       -        188,644,371    99.99

Others                                               5,000       0.01                -       -              5,000     0.01

TOTAL                                          188,649,371     100.00                -       -        188,649,371   100.00


FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


--------------------------------------------------------------------------------
 00043-4 ARACRUZ CELULOSE SA                                  42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
--------------------------------------------------------------------------------


NEBRA PARTICIPACOES S.A.                                             CNPJ: 04.418.550/0001-86


                                                                             STOCKS
              STOCKHOLDERS
                                             ------------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                             ------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIES
                                             ------------------------------------------------------------------------------
New Era Development Co. Ltd.                    10,586,189      99.99                -       -         10,586,189    99.99

Others                                                 100       0.01                -       -                100     0.01

TOTAL                                           10,586,289     100.00                -       -         10,586,289   100.00



BRAVEST HOLDING  S.A.                                                CNPJ: 05.721.440/0001-51


                                                                             STOCKS
              STOCKHOLDERS
                                             ------------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                             ------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIES
                                             ------------------------------------------------------------------------------
Harald Ragnar Lie                              1,230,275       25.00      6,175,674      25.00          7,405,949    25.00

Ole Ragnar Lie                                 1,230,275       25.00      6,175,674      25.00          7,405,949    25.00

Einar Ragnar Lie                               1,230,274       25.00      6,175,674      25.00          7,405,948    25.00

Oivind Ragnar Lie                              1,230,274       25.00      6,175,674      25.00          7,405,948    25.00

TOTAL                                          4,921,098      100.00     24,702,696     100.00         29,623,794   100.00


FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


--------------------------------------------------------------------------------
 00043-4 ARACRUZ CELULOSE SA                                  42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
--------------------------------------------------------------------------------



BRUSARA PARTICIPACOES S.A.                                           CNPJ: 31.934.821/0001-29


                                                                             STOCKS
              STOCKHOLDERS
                                             ------------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                             ------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIES
                                             ------------------------------------------------------------------------------
Fort James International Holdings Ltd           37,008,700     100.00                -       -         37,008,700   100.00

Others                                                   1       0.00                -       -                  1     0.00

TOTAL                                           37,008,701     100.00                -       -         37,008,701   100.00


BNDES PARTICIPACOES S.A. - BNDESPAR                                  CNPJ: 00.383.281/0001-09


                                                                             STOCKS
              STOCKHOLDERS
                                             ------------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                             ------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIES
                                             ------------------------------------------------------------------------------
Banco Nacional de Desenvolvimento Economico
e Social - BNDES                                           1     100.00              -       -                  1   100.00

TOTAL                                                      1     100.00              -       -                  1   100.00


FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


--------------------------------------------------------------------------------
 00043-4 ARACRUZ CELULOSE SA                                  42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
--------------------------------------------------------------------------------



   BANCO NACIONAL DE DESENVOLVIMENTO ECONOMICO E SOCIAL - BNDES            CNPJ: 00.383.281/0001-09

                                                                             STOCKS
              STOCKHOLDERS
                                             ------------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                             ------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIES
                                             ------------------------------------------------------------------------------
Uniao Federal                                  6,273,711,452    100.00               -       -      6,273,711,452   100.00

TOTAL                                          6,273,711,452    100.00               -       -      6,273,711,452   100.00


Stocks Position of Majority Stockholders, Management, Members of the fiscal Council and outstanding stocks.


                                                                                 POSITION ON MARCH 31, 2004
---------------------------------------------------------------------------------------------------------------------------------
                   STOCKHOLDER         COMMON        %     PREFERRED        %      PREFERRED        %            TOTAL         %
                                       STOCKS                 STOCKS                  STOCKS
                                                           (CLASS A)               (CLASS B)
---------------------------------------------------------------------------------------------------------------------------------

MAJORITIES STOCKHOLDERS           439,400,228     96.5    37,736,642     99.1     92,037,707     17.1      569,174,577      55.1

   Lorentzen       (5)            127,506,457     28.0                                                     127,506,457      12.4

   Safra                          127,506,457     28.0    27,736,642     72.8     57,875,517     10.7      213,118,616      20.6

   VCP                            127,506,457     28.0                                                     127,506,457      12.3

   BNDES                           56,880,857     12.5    10,000,000     26.3     34,162,190      6.3      101,043,047       9.8


MANAGEMENT                            104,980                  5,000                 210,929                   320,909

   Councilors                         104,980                  5,000                 200,330                   310,310

   Directors                                                                          10,599                    10,599


TAX COUNCIL                                10                                                                       10


TREASURY STOCKS     (1)               483,114      0.1                             1,378,000      0.3        1,861,114       0.2


OTHER STOCKHOLDERS     (2)         15,402,367      3.4       349,942      0.9    445,445,201     82.6      461,197,510      44.7


TOTAL ISSUED STOCKS  (3)          455,390,699    100.0    38,091,584    100.0    539,071,837    100.0    1,032,554,120     100.0


OUSTANDING STOCKS    (4)           15,507,357      3.4       354,942      1.1    445,656,130     82.7      461,518,429      44.7

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


--------------------------------------------------------------------------------
 00043-4 ARACRUZ CELULOSE SA                                  42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
--------------------------------------------------------------------------------

OBS.:

(1)  Stocks issued and repurchased by the Company, waiting cancellation

(2) Total of stocks issued minus Treasury stocks, members of tax council, board members (including substitutes), directors and majorities stockholders.

(3)  Total number of subscribed stocks and issued by the Company.

(4) Total of stocks issued, minus Treasury stocks and stocks in majority stockholders possession.

(5) Group Lorentzen participation is formed by: Arapar S.A. 127,494,497 common stocks and Lorentzen Empreendimentos 11,960 common stocks.


Stocks Position of Majority Stockholders, Management, Members of the Fiscal Council and outstanding stocks.

                                                                                 POSITION ON MARCH 31, 2003
--------------------------------------------------------------------------------------------------------------------------------
                   STOCKHOLDER         COMMON        %     PREFERRED        %      PREFERRED        %            TOTAL        %
                                       STOCKS                 STOCKS                  STOCKS
                                                           (CLASS A)               (CLASS B)
--------------------------------------------------------------------------------------------------------------------------------

MAJORITIES STOCKHOLDERS           439,400,226     96.5    37,736,642     93.6     92,036,709     17.2      569,173,577     55.1

   Lorentzen       (5)            127,506,457     28.0                                                     127,506,457     12.4

   Safra                          127,506,457     28.0    27,736,642     68.8     57,874,517     10.8      213,117,616     20.6

   VCP                            127,506,457     28.0                                                     127,506,457     12.3

   BNDES                           56,880,855     12.5    10,000,000     24.8     34,162,192      6.4      101,043,047      9.8


MANAGEMENT                            220,206                                         83,704                   303,910

   Councilors                         220,206                                            105                   220,311

   Directors                                                                          83,599                    83,599


TAX COUNCIL                                10                                                                       10


TREASURY STOCKS     (1)               483,114      0.1                             1,374,000      0.2        1,857,114      0.2


OTHER STOCKHOLDERS     (2)         15,287,143      3.4     2,587,668      6.4    443,344,698     82.6      461,219,509     44.7

TOTAL ISSUED STOCKS  (3)          455,390,699    100.0    40,324,310    100.0    536,839,111    100.0    1,032,554,120    100.0


OUSTANDING STOCKS    (4)           15,507,359      3.5     2,587,668      6.4    443,428,402     82.6      461,523,429     44.7

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


--------------------------------------------------------------------------------
 00043-4 ARACRUZ CELULOSE SA                                  42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
--------------------------------------------------------------------------------


OBS.:

(1)     Stocks issued and repurchased by the Company, waiting cancellation.

(2) Total of stocks issued minus Treasury stocks, members of tax council, Board members (including substitutes), directors and majorities stockholders.

(3)     Total number of subscribed stocks and issued by the Company.

(4) Total of stocks issued, minus Treasury stocks and stocks in majority stockholders possession. (5) Group Lorentzen participation is formed by:
        Arapar S.A. 127,494,497 common stocks and Lorentzen
        Empreendimentos 11,960 common stocks.

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


--------------------------------------------------------------------------------
 00043-4 ARACRUZ CELULOSE SA                                  42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
17.01 - SPECIAL REVIEW REPORT - UNQUALIFIED
--------------------------------------------------------------------------------

(Convenience Translation into English from the original previously issued in Portuguese)


INDEPENDENT ACCOUNTANTS
SPECIAL REVIEW REPORT


To the Directors and Stockholders of
Aracruz Celulose S.A.

Aracruz - ES


1 We conducted a special review of the Quarterly Financial Information (ITRs) of Aracruz Celulose S.A (a Brazilian Corporation) and its subsidiaries (company and consolidated) for the quarter ended March 31, 2004, which includes the balance sheet, the related statements of income for the quarter and the report on performance, prepared under the responsibility of the Company's management, presented in accordance with accounting practices adopted in Brazil. The Quarterly financial information as of March 31, 2004 of the jointly-controlled company Veracel Celulose S.A., an investment representing 5.9% of total assets of the company and 1.2 % positive of the company's share in equity results through March 31, 2004, were reviewed by other independent accountants, whose report, issued on April 6, 2004,was unqualified. Our review, in relation to the investment in Veracel Celulose S.A., was based solely on the report of such other independent accountants.

2 Our review was conducted in accordance with specific standards established by Brazilian Institute of Accountants - IBRACON, together with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries and discussions with the Company's management responsible for financial, accounting, and operational areas as to the principal criteria adopted in the preparation of the quarterly information; and (b) Review of the information and subsequent events that had or might have had significant effects on the financial position and operations of the Company and its subsidiaries.

3 Based on our special review and on the report of other independent accountants related to the investment in Veracel Celulose S.A., we are not aware of any material modifications that should be made to the quarterly information referred to in paragraph (1), for it to be in conformity with the accounting practices adopted in Brazil, applied in accordance with the standards laid down by the (CVM) Brazilian Securities Commission, specifically applicable to the preparation of quarterly information.

4 Our special review was conducted for the purpose of issuing a report on the Quarterly information referred to in paragraph (1), taken as a whole. The supplementary information related to the statements of changes in financial position and cash flows and the Value - Added statement, are presented for the purpose of allowing additional analyses and are not required as part of the basic quarterly financial information. These statements were subjected to the review procedures described in paragraph (2), and based on our special review are fairly stated, in all material respects, in relation to the quarterly information taken as whole.

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION                                      CORPORATE LEGISLATION
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                 DATE - MARCH 31, 2004


--------------------------------------------------------------------------------
 00043-4 ARACRUZ CELULOSE SA                                  42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
17.01 - SPECIAL REVIEW REPORT - UNQUALIFIED
--------------------------------------------------------------------------------

5 The Company's and consolidated balance sheets, as of December 31, 2003, presented for comparative purposes, were audited by other independent accountants, whose report, dated January 12, 2004 was unqualified. The independent accountant's report included an emphasis paragraph related to the matter discussed in paragraph 6 below. The Company's and consolidated statements of income for the quarter ended March 31, 2003, presented for comparative purposes, were reviewed by other independent accountants, whose special report, dated April 08, 2003, was also unqualified.

6 As mentioned in Note 15, on January 9, 2004, the Company was notified by the Northeast Development Agency (Agencia de Desenvolvimento do Nordeste "ADENE"), of its decision to cancel certain fiscal benefits, consisting of reduced income tax rates, to which the Company was entitled. Supported by its legal counsel, on March 29, 2004, the Company obtained a temporary nullification of the previous notification and the opportunity to justify its legal position. The Company, on advice from legal counsel, believes that the cancellation was mistaken and did not affect the benefits obtained up to receipt of the notice of cancellation. Therefore, no loss provision was recorded for the benefits recognized. Additionally, the Company, based on legal instruments will seek full and final nullification of the effects of the ADENE notification of January 9, 2004 with the objective of maintaining its continued entitlement to the said fiscal benefits.

Rio de Janeiro, 07 de abril de 2004.

Originally signed by:


DELOITTE TOUCHE TOHMATSU                          Celso de Almeida Moraes
Independent Auditors                              Accountant
CRC - SP 011.609/O-S-ES                           CRC-SP 124.669/O- S-ES